CUSIP NO.  749084 10 9                                        Page 1 of 11 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )[FN1]

                            Quorum Health Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   749084 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                      Robert A. Schwed, Esq.
  & Stowe VIII, L.P.                         Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                  Maynard & Kristol
New York, New York  10022                    45 Rockefeller Plaza
Attention: Jonathan M. Rather                New York, New York  10111
Tel. (212) 893-9500                          Tel. (212) 841-5700
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 18, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------

[FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  749084 10 9                                        Page 2 of 11 Pages


1)   Name of Reporting Person                     Welsh, Carson, Ander-
     I.R.S. Identification                        son & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                              (a) [x]
     if a Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------

3)   SEC Use Only
--------------------------------------------------------------------------------

4)   Source of Funds                                        WC
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    Delaware
--------------------------------------------------------------------------------
Number of                        7)   Sole Voting           17,647,913 shares of
Shares Beneficially                   Power                 Common Stock
Owned by Each                                               (including shares
Reporting Person                                            issuable upon
With                                                        conversion of
                                                            Debentures)
                                 -----------------------------------------------

                                 8)   Shared Voting
                                      Power                      -0-
                                 -----------------------------------------------

                                 9)   Sole Disposi-         17,647,913 shares of
                                      tive Power            Common Stock
                                                            (including shares
                                                            issuable upon
                                                            conversion of
                                                            Debentures)
                                 -----------------------------------------------

                                 10)  Shared Dis-
                                      positive Power        -0-
                                 -----------------------------------------------

11)  Aggregate Amount Beneficially                          17,647,913 shares of
     Owned by Each Reporting Person                         Common Stock
                                                            (including shares
                                                            issuable upon
                                                            conversion of
                                                            Debentures)
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

CUSIP NO.  749084 10 9                                        Page 3 of 11 Pages


--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                     20.5%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                             PN

CUSIP NO.  749084 10 9                                        Page 4 of 11 Pages


1)       Name of Reporting Person                           WCA Management
         I.R.S. Identification                              Corporation
         No. of Above Person
         (Entities Only)
--------------------------------------------------------------------------------
2)       Check the Appropriate Box                               (a) [x]
         if a Member of a Group                                  (b) [ ]
--------------------------------------------------------------------------------

3)       SEC Use Only
--------------------------------------------------------------------------------
4)       Source of Funds                                    WC
--------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings Is                               Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                                    New York
--------------------------------------------------------------------------------
Number of                        7)   Sole Voting           75,500 shares of
Shares Beneficially                   Power                 Common Stock
Owned by Each
Reporting Person
With
                                 -----------------------------------------------
                                 8)   Shared Voting
                                          Power                      -0-

                                 -----------------------------------------------
                                 9)   Sole Disposi-         75,500 shares of
                                      tive Power            Common Stock

                                 -----------------------------------------------
                                 10)  Shared Dis-
                                      positive Power        -0-
--------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially                      75,500 shares of
         Owned by Each Reporting Person                     Common Stock
--------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
--------------------------------------------------------------------------------
13)      Percent of Class
         Represented by                                     0.1%
         Amount in Row (11)
--------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                             CO

CUSIP NO.  749084 10 9                                        Page 5 of 11 Pages


                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Quorum Health Group, Inc., a Delaware corporation ("Quorum" or the "Issuer"). The principal executive offices of the Issuer are located at 103 Continental Place, Brentwood, Tennessee 37027.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), and WCA Management Corporation, a New York corporation ("WCA")(together, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. Patrick J. Welsh, Russell
L. Carson, Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Laura VanBuren, Robert A. Minicucci, Anthony J. deNicola, Paul B. Queally, Lawrence B. Sorrel, Priscilla A. Newman, Rudolph E. Rupert and Jonathan Rather are the managing members of VIII Associates. Patrick J. Welsh, Russell L. Carson and Bruce K. Anderson are also the sole stockholders of WCA. Each individual named herein is a citizen of the United States. The principal business address of each entity and individual named herein is 320 Park Avenue, Suite 2500, New York, New York 10022.

          (d) None of the entities or individuals identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or individuals identified in

CUSIP NO.  749084 10 9                                        Page 6 of 11 Pages

this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

          The Reporting Persons purchased $150,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures of the Issuer (the "Debentures"), pursuant to a Securities Purchase Agreement dated as of August 18, 1999, among the Issuer, WCAS VIII and WCA (the "Purchase Agreement"). The Purchase Agreement the Debentures are attached hereto as Exhibits B and C, respectively, and any descriptions thereof are qualified in their entirety by reference thereto. Subject to the terms of the Debentures, they are convertible at any time in full or in part into such number of shares of Common Stock as is obtained by dividing the principal amount to be converted by the conversion price of $11.25 per share (subject to adjustment in accordance with the terms of the Debentures.)

          Between August 24 and August 31, 1999, the Reporting Persons purchased an aggregate 1,510,000 shares of Common Stock, at an average purchase price of $8.81 per share, in open market transactions. The source of funds for all of the purchases described herein was the working capital, or funds available for investment, of the Reporting Persons.

ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons have acquired securities of the Issuer for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The following information is based on a total of 73,232,106 shares of Common Stock outstanding as of August 31, 1999, and gives effect to the conversion of all Debentures held by the entities and individuals named herein.

         (a)

         WCAS VIII
         ---------

          WCAS VIII owns 17,647,913 shares of Common Stock, or approximately 20.5% of the Common Stock outstanding. VIII

CUSIP NO.  749084 10 9                                        Page 7 of 11 Pages

Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

         WCA
         ---

         WCA owns 75,500 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding.

         MANAGING MEMBERS OF VIII ASSOCIATES AND STOCKHOLDERS OF WCA

          (i) Patrick J. Welsh directly beneficially owns 424,261 shares of Common Stock, and indirectly beneficially owns through The Welsh Family Foundation 75,000 shares of Common Stock and through trusts for the benefit of his children 36,000 shares of Common Stock, or, in the aggregate, 535,261 shares of Common Stock or approximately 0.7% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 1,858,143 shares of Common Stock (including shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days), and indirectly beneficially owns through Carson Associates, Inc. 2,072 shares of Common Stock and through trusts for the benefit of his children 3,000 shares of Common Stock, or, in the aggregate, 1,863,215 shares of Common Stock or approximately 2.5% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 1,619,613 shares of Common Stock, or approximately 2.2% of the Common Stock outstanding.

          (iv) Andrew M. Paul directly beneficially owns 115,916 shares of Common Stock, and indirectly beneficially owns through The Andrew M. Paul Family Foundation 3,000 shares of Common Stock, or, in the aggregate, 118,916 shares of Common Stock or approximately 0.2% of the Common Stock outstanding.

          (v) Thomas E. McInerney owns 254,024 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (vi) Laura VanBuren owns 889 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Robert A. Minicucci owns 75,996, or approximately 0.1% of the Common Stock outstanding.

          (viii) Anthony J. deNicola owns 6,667 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Paul B. Queally owns 6,667 shares of Common Stock,

CUSIP NO.  749084 10 9                                        Page 8 of 11 Pages

or less than 0.1% of the Common Stock outstanding.

          (x) Lawrence B. Sorrell owns 8,889 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xi) Priscilla A. Newman owns 3,111 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xii) Rudolph E. Rupert owns 1,778 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (xiii) Jonathan M. Rather owns 1,778 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates and the stockholders of WCA may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities owned by WCAS VIII and WCA. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the securities that he or she directly beneficially owns. Each of the managing members of VIII Associates and stockholders of WCA disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners and/or as a stockholder of WCA, in the shares owned by WCAS VIII and/or WCA.

          (c) Except as described in this statement, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock during the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER.

          WCA purchased the Debentures referred to in Item 3 above on behalf of certain persons affiliated or associated with the investment firm of Welsh, Carson, Anderson & Stowe, including the Managing Members of VIII Associates (collectively, the "WCAS Persons"). Pursuant to the terms of the Purchase Agreement, WCA is entitled to assign its rights and obligations thereunder to the WCAS Persons in its sole discretion. On August 31, 1999, all

CUSIP NO.  749084 10 9                                        Page 9 of 11 Pages

of the Debentures purchased by WCA were allocated to the WCAS Persons. Upon such assignment, the WCAS Persons became "Purchasers" under the Purchase Agreement, although WCA was not released from its liabilities thereunder.

          Pursuant to a Registration Rights Agreement dated August 31, 1999 (the "Registration Rights Agreement"), and subject to the terms thereof, the Issuer has agreed to register under the Securities Act of 1933, as amended, the shares of Common Stock issuable upon conversion of the Debentures (the "Conversion Shares"). The Registration Rights Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto.

          Pursuant to a Stockholders Agreement dated as of August 31, 1999 by and among the Issuer and the Reporting Persons, the Reporting Persons have agreed, among other things, to vote at each annual or special stockholders meeting, and whenever the stockholders of the Issuer act by written consent, all shares of capital stock of the Issuer that they hold for the election to the Issuer's Board of Directors of the candidates nominated by the Issuer's Board of Directors, and as directed by the Issuer's Board of Directors with respect to any proposed transaction that would constitute a "Change of Control", as defined in the Stockholders Agreement. The Reporting Persons have further agreed under the Stockholders Agreement to certain restrictions on the transfer of the Debentures and the Conversion Shares, and that they will not, without the prior approval of the Issuer's Board of Directors, purchase or otherwise acquire shares of Common Stock or other securities convertible into, or exercisable or exchangeable for, Common Stock, which when aggregated with all shares of Common Stock previously beneficially owned would constitute greater than 30% of the outstanding shares of Common Stock on a fully-diluted basis. The Stockholders Agreement is attached hereto as Exhibit E, and any description thereof is qualified in its entirety by reference thereto.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A -- Group Agreement (Appears at Page 12)

         Exhibit B -- Purchase Agreement

         Exhibit C -- Debentures

         Exhibit D -- Registration Rights Agreement

         Exhibit E -- Stockholders Agreement

CUSIP NO.  749084 10 9                                       Page 10 of 11 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 1999

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner

                                    By: /s/ Jonathan M. Rather
                                        -----------------------------------
                                         Managing Member

                                    WCA MANAGEMENT CORPORATION

                                    By: /s/ Jonathan M. Rather
                                        -----------------------------------
                                         Attorney-in-Fact

CUSIP NO.  749084 10 9                                       Page 11 of 11 Pages

                                                                       EXHIBIT A

                       AGREEMENT PURSUANT TO RULE 13d-1(k)
                       -----------------------------------

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: September 7, 1999

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner

                                    By: /s/ Jonathan M. Rather
                                        -----------------------------------
                                         Managing Member

                                    WCA MANAGEMENT CORPORATION

                                    By: /s/ Jonathan M. Rather
                                        -----------------------------------
                                         Attorney-in-Fact

                                                                       EXHIBIT B

--------------------------------------------------------------------------------










                          SECURITIES PURCHASE AGREEMENT


                                      among


                            QUORUM HEALTH GROUP, INC.


                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.



                                       and


                        the Other Purchasers Named Herein








                           Dated as of August 18, 1999


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----


I.   PURCHASE AND SALE OF SECURITIES...........................................1

     SECTION 1.01.  Issuance, Sale and Delivery of the Securities..............1
     SECTION 1.02.  Closing Date...............................................1

II.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................2

     SECTION 2.01.  Organization and Qualification.............................2
     SECTION 2.02.  Subsidiaries...............................................2
     SECTION 2.03.  Capitalization.............................................2
     SECTION 2.04.  Authorization of Agreements, etc...........................3
     SECTION 2.05.  Validity...................................................3
     SECTION 2.06.  Governmental Approvals.....................................4
     SECTION 2.07.  Financial Statements.......................................4
     SECTION 2.08.  SEC Filings................................................4
     SECTION 2.09.  Absence of Certain Changes or Events.......................5
     SECTION 2.10.  Actions Pending............................................5
     SECTION 2.11.  Compliance with Law; Permits...............................5
     SECTION 2.12.  Contracts..................................................6
     SECTION 2.13.  Rights Agreement Amendment.................................6
     SECTION 2.14.  Offering of the Debentures.................................6
     SECTION 2.15.  Related-Party Transactions.................................6
     SECTION 2.16.  Brokers....................................................6

III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS..........................7

     SECTION 3.01.  Beneficial Ownership.......................................7
     SECTION 3.02.  Authorization..............................................7
     SECTION 3.03.  Validity...................................................7
     SECTION 3.04.  Investment Representations.................................7
     SECTION 3.05.  Governmental Approvals.....................................8
     SECTION 3.06.  Schedule 13D...............................................8
     SECTION 3.07.  HSR........................................................8

IV.  CONDITIONS PRECEDENT......................................................9

     SECTION 4.01.  Conditions Precedent to the Obligations of the Purchaser...9
     SECTION 4.02.  Conditions Precedent to the Obligations of the Company....10

                                                                            Page
                                                                            ----


V.   SURVIVAL OF REPRESENTATIONS; INDEMNITY...................................10

     SECTION 5.01.  Survival of Representations...............................10
     SECTION 5.02.  General Indemnity.........................................10
     SECTION 5.03.  Conditions of Indemnification.............................11
     SECTION 5.04.  Limitation on Certain Indemnities.........................12

VI.  MISCELLANEOUS............................................................12

     SECTION 6.01.  Restrictive Legends.......................................12
     SECTION 6.02.  Expenses, etc.............................................12
     SECTION 6.03.  Survival of Agreements....................................12
     SECTION 6.04.  Parties in Interest.......................................13
     SECTION 6.05.  Notices...................................................13
     SECTION 6.06.  Further Assurances........................................14
     SECTION 6.07.  Entire Agreement; Assignment..............................14
     SECTION 6.08.  Counterparts..............................................14
     SECTION 6.09.  Governing Law.............................................14

                    INDEX TO EXHIBITS, SCHEDULES AND ANNEXES


Exhibit           Description
-------           -----------

  A               Form of Debenture

  B               Form of Registration Rights Agreement

  C               Form of Stockholders Agreement


Schedule          Description
-------           -----------

  I               Purchasers
2.02              Subsidiaries
2.03              Capitalization
2.07              Financial Statements
2.09              Certain Changes or Events
2.10              Actions Pending
2.12              Contracts
2.15              Related-Party Transactions


Annex             Description
-----             -----------

   I              Form of Opinion of Counsel

          SECURITIES PURCHASE AGREEMENT dated as of August 18, 1999, among QUORUM HEALTH GROUP, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VIII, L.P., a Delaware limited partnership ("WCAS VIII"), and WCA MANAGEMENT CORPORATION ("WCA Management" and, collectively with WCAS VIII and each other person that shall become a "Purchaser" pursuant to
Section 6.07 hereof, the "Purchasers").

          WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, on the terms and subject to the conditions set forth herein, $150,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures ("Debentures") of the Company in substantially the form of EXHIBIT A hereto; and

          WHEREAS, in order to induce the Purchasers to consummate the transactions contemplated by this Agreement, the Company has agreed to grant to the Purchasers certain registration rights with respect to the shares (the "Conversion Shares") of the Company's Common Stock, $.01 par value ("Common Stock"), issuable upon conversion of the Debentures purchased hereunder;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereto agree as follows:


                       I. PURCHASE AND SALE OF SECURITIES

          SECTION 1.01. ISSUANCE, SALE AND DELIVERY OF THE SECURITIES. (a) On the Closing Date (as defined below), the Company shall issue and sell to the Purchasers, and each Purchaser shall purchase from the Company, a Debenture in the aggregate principal amount set forth opposite the name of such Purchaser in
SCHEDULE I hereto under the heading "Principal Amount of Debenture," for a purchase price equal to such principal amount, and the Company shall issue and deliver to each Purchaser a Debenture substantially in the form attached as EXHIBIT A hereto, registered in the name of such Purchaser, evidencing the indebtedness of the Company to such Purchaser in connection herewith.

          (b) As payment in full for the Debenture being purchased by each Purchaser hereunder, and against delivery of the Debenture as aforesaid, on the Closing Date each Purchaser shall wire transfer to the account of the Company in immediately available funds the sum set forth opposite the name of such Purchaser in SCHEDULE I hereto under the heading "Principal Amount of Debenture."

          SECTION 1.02. CLOSING DATE. Subject to the terms and provisions of this Agreement, the transfer, sale and delivery of the Debentures contemplated hereby (the "Closing") shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York, on August 31, 1999, or at such date and time as may be mutually agreed upon among the parties hereto (such date and time of the Closing being herein called the "Closing Date").

                II. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01. ORGANIZATION AND QUALIFICATION. The Company is a corporation validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own or lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction in which the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on the properties, assets, financial condition, operating results or business of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect").

          SECTION 2.02. SUBSIDIARIES. (a) Except as set forth on SCHEDULE 2.02 hereto or as disclosed in the Company SEC Filings (as defined in Section 2.08), the Company does not have any Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X).

          SECTION 2.03. CAPITALIZATION. (a) The authorized capital stock of the Company consists of 300,000,000 shares of Common Stock. As of August 17, 1999, 73,232,106 shares of Common Stock were issued and outstanding, all of which were duly authorized and validly issued and are fully paid and nonassessable.

          (b) As of the date hereof, except (i) for options granted pursuant to the Company's stock option plan (the "Stock Option Plan") to purchase an aggregate 5,900,075 shares of Common Stock, (ii) for issuances of shares of Common Stock pursuant to the Company's Employee Stock Purchase Plan, (iii) as contemplated by the Rights Agreement dated as of April 16, 1997 (the "Rights Agreement") between the Company and First Union National Bank (as successor to First Union National Bank of North Carolina), as Rights Agent, (iv) for obligations to issue shares of Common Stock pursuant to the Company's Deferred Compensation Plan for Directors, and (v) as set forth on Schedule 2.03 hereof, no subscription, warrant, option, convertible security, stock appreciation or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company or any of its subsidiaries is authorized or outstanding, and (except as otherwise expressly contemplated by this Agreement) there is not any commitment of the Company or any of its subsidiaries to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock, any evidences of indebtedness or assets.

          SECTION 2.04. AUTHORIZATION OF AGREEMENTS, ETC. (a) Each of (i) the execution and delivery by the Company of this Agreement, the Debentures, the Registration Rights Agreement in substantially the form attached hereto as Exhibit B (the "Registration Rights Agreement") and the Stockholders Agreement in substantially the form attached hereto as EXHIBIT C (the "Stockholders Agreement," and, collectively with the Registration Rights Agreement, the "Ancillary Agreements"), (ii) the performance by the Company of its obligations hereunder and thereunder, and (iii) the issuance, sale and delivery by the Company of the Debentures has been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or Bylaws of the Company, or any provision of any indenture, agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any liens, claims, charges, restrictions, rights of others, security interests, prior assignments or other encumbrances (collectively, "Claims") in favor of any third person upon any of the assets of the Company or any of its subsidiaries, except that no representation is made as to the compliance of the indemnification or contribution provisions of the Registration Rights Agreement with law or public policy. The Board of Directors of the Company has taken all actions necessary under the Delaware General Corporation Law (the "DGCL"), including approving the transactions contemplated by this Agreement, to ensure that Section 203 of the DGCL does not apply to the Purchasers so long as the Purchasers in the aggregate do not beneficially own greater than 30% of the outstanding shares of Common Stock. For purposes of this Agreement, the term "beneficially own" shall have the meaning as set forth in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder.

          (b) The issuance, sale and delivery of the Debentures to the Purchasers hereunder are not subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          (c) The Conversion Shares have been duly authorized by the Company and, when issued in accordance with the provisions of the Debentures, will be validly issued, fully paid and nonassessable shares of Common Stock. The issuance, sale and delivery of the Conversion Shares to the Purchasers are not and upon conversion of the Debentures will not be subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.05. VALIDITY. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. Each of the Debentures and the Ancillary Agreements, when executed and delivered by the Company as provided in this Agreement, will constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that no representation is made as to the enforceability of the indemnification or contribution provisions of the Registration Rights Agreement.

          SECTION 2.06. GOVERNMENTAL APPROVALS. Subject to the accuracy of the representations and warranties of the Purchasers set forth in Article III hereof, no registration or filing with, or consent or approval of, or other action by, any federal, state or other governmental agency or instrumentality is or will be necessary for the valid execution, delivery and performance of this Agreement, the Debentures or the Ancillary Agreements, or the issuance, sale and delivery of the Conversion Shares.

          SECTION 2.07. FINANCIAL STATEMENTS. (a) The Company has furnished to the Purchasers the consolidated balance sheet of the Company and its subsidiaries as of June 30, 1999 (the "June 30, 1999 Balance Sheet") and the related consolidated statements of operations, stock holders' equity and cash flows for the fiscal year then ended. All such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") consistently applied and consistent with prior periods. Such balance sheet fairly presents in all material respects the consolidated financial position of the Company and its subsidiaries as of June 30, 1999, and such statements of operations, stockholders' equity and cash flows fairly present in all material respects the consolidated results of operations, stockholders' equity and cash flows of the Company and its subsidiaries for the year ended June 30, 1999.

          (b) Except as and to the extent (i) reflected on the June 30, 1999 Balance Sheet (including the notes thereto), (ii) incurred since June 30, 1999 in the ordinary course of business consistent with past practice, or (iii) set forth on Schedule 2.07 hereto, neither the Company nor any of its subsidiaries has any material liabilities or obligations of any kind or nature, whether known or unknown, secured or unsecured, absolute, accrued, contingent or otherwise, and whether due or to become due, that would be required to be reflected on a balance sheet, or the notes thereto, prepared in accordance with GAAP. Since June 30, 1999, neither the Company nor any of its subsidiaries has suffered any Material Adverse Effect.

          SECTION 2.08. SEC FILINGS. The Company has filed all forms, reports and documents required to be filed with the Securities and Exchange Commission (the "SEC") since June 30, 1997, and the Company has made available to the Purchasers, as filed with the SEC, complete and accurate copies of (i) the Annual Report of the Company on Form 10-K for the year ended June 30, 1998, and
(ii) all other reports, statements and registration statements (including Current Reports on Form 8-K) filed by the Company with the SEC since June 30, 1998, in each case including all amendments and supplements (collectively, the "Company SEC Filings"). The Company SEC Filings (excluding any financial statements or schedules included therein, which are covered by the representations and warranties of the Company in Section 2.07(a)) (i) were prepared in compliance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, and the rules and regulations thereunder, as the case may be, and (ii) did not at the time of filing (or if amended, supplemented or superseded by a filing prior to the date hereof, on the date of that filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          SECTION 2.09. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth on Schedule 2.09 hereto or as otherwise disclosed in the Company SEC Filings and except as otherwise expressly contemplated by this Agreement, since June 30, 1999, neither the Company nor any of its subsidiaries has (i) issued any stock, bonds or other corporate securities, (ii) borrowed or refinanced any indebtedness for borrowed money other than borrowings under the Company's revolving credit facility, (iii) discharged or satisfied any material Claim or incurred or paid any obligation or liability (absolute or contingent) other than current liabilities shown on the June 30, 1999 Balance Sheet and current liabilities incurred since the date of such balance sheet in the ordinary course of business consistent with past practice, (iv) in the case of the Company only, declared or made any payment or distribution to stockholders, or purchased or redeemed any shares of its capital stock or other securities, or (v) except in connection with this Agreement and the transactions contemplated hereby, entered into any agreement, letter of intent or similar undertaking to take any of the actions listed in clauses (i) through (iv) above.

          SECTION 2.10. ACTIONS PENDING. Except (i) as set forth on SCHEDULE
2.10 hereto or (ii) as set forth in the Company SEC Filings, there is no action, suit, investigation or proceeding pending or, to the best knowledge of the Company, threatened against or affecting the Company to which its property is subject, before any court or by or before any governmental body or arbitration board or tribunal, which the Company would be required to disclose pursuant to
Item 1 of Part II of Form 10-Q if such Form 10-Q were required to be filed on and as of the date hereof. For the purposes of this Agreement, the term "best of the knowledge of the Company" shall mean the actual knowledge, without independent inquiry, of the executive officers of the Company.

          SECTION 2.11. COMPLIANCE WITH LAW; PERMITS. Neither the Company nor any of its subsidiaries is in default in any respect under any order or decree of any court, governmental authority, arbitrator or arbitration board or tribunal or under any laws, ordinances, governmental rules or regulations to which the Company or any of such subsidiaries or any of their respective properties or assets is subject, except where such default would not have a Material Adverse Effect. The Company possesses all permits, authorizations, approvals, registrations, variances and licenses ("Permits") necessary for the Company or its subsidiaries to own, use and maintain their properties and assets or required for the conduct of its business in substantially the same manner as it is currently conducted, except where the failure to possess any such Permit would not have a Material Adverse Effect. Except to the extent the failure of any of the following to be correct would not have a Material Adverse Effect, each Permit is in full force and effect, and no proceeding is pending or, to the best knowledge of the Company, threatened to modify, suspend, revoke or otherwise limit any Permit, and no administrative or governmental actions have been taken or, to the best knowledge of the Company, threatened in connection with the expiration or renewal of any Permit.

          SECTION 2.12. CONTRACTS. Except as disclosed in SCHEDULE 2.12 or the Company SEC Filings, there are no contracts or agreements that are material to the conduct of the Business or to the financial condition or results of operations of the Company and its subsidiaries, taken as a whole, that the Company would be required to disclose pursuant to paragraph 10 of Item 601 of Regulation S-K if a Form 10-Q were required to be filed on and as of the date hereof. Each of the agreements (collectively, the "Material Agreements") disclosed as an exhibit in the Company SEC Filings in response to paragraph 10 of Item 601 of Regulation S-K under which there are continuing rights or obligations is a valid and enforceable obligation of the Company and, to the best knowledge of the Company, of the other parties thereto, except where the failure to be valid or enforceable would not have a Material Adverse Effect. To the best knowledge of the Company, the Company has not been notified in writing of any claim that any Material Agreement is not valid and enforceable in accordance with its terms for the periods stated therein (other than where such enforceability is in violation of public policy or law), or that there is under any such contract any existing default or event of default or event that with notice or lapse of time or both would constitute such a default, except any such failure to be valid or enforceable and any such defaults that, in the aggregate, would not have a Material Adverse Effect.

          SECTION 2.13. RIGHTS AGREEMENT AMENDMENT. The Company has taken the requisite corporate action (and will promptly cause the Rights Agent under the Rights Agreement to enter into an agreement embodying such action) so that none of the Purchasers shall be deemed an Acquiring Person (as defined in the Rights Agreement) unless and until the Purchasers become the Beneficial Owners (as defined in the Rights Agreement) of greater than 30% of the Voting Shares (as defined in the Rights Agreement).

          SECTION 2.14. OFFERING OF THE DEBENTURES. Assuming the accuracy of the representations and warranties of the Purchasers set forth in Article III hereof, neither the Company nor any person acting on the Company's behalf has taken or will take any action (including, without limitation, any offer, issuance or sale of any securities of the Company under circumstances which might require the integration of such transactions with the sale of the Debentures under the Securities Act or the rules and regulations of the SEC thereunder) which would subject the offering, issuance or sale of the Debentures to the Purchasers pursuant to this Agreement to the registration provisions of the Securities Act.

          SECTION 2.15. RELATED-PARTY TRANSACTIONS. Except (i) as set forth on
SCHEDULE 2.15 hereto, (ii) as set forth in the Company SEC Filings or (iii) as contemplated hereby, there are no existing material arrangements or proposed material transactions between the Company and any person or entity that the Company would be required to disclose pursuant to Item 404 of Regulation S-K of the SEC if a proxy statement of the Company were required to be filed on or as of the date hereof, other than arrangements or transactions between the Company and any of the Purchasers.

          SECTION 2.16. BROKERS. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by the Company directly with the Purchasers, without the intervention of any other person on behalf of the Company in such manner as to give rise to any valid claim by any other person against the Purchasers for a finder's fee, brokerage commission or similar payment.


              III. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser, severally and not jointly, represents and warrants to the Company as follows:

          SECTION 3.01. BENEFICIAL OWNERSHIP. As of the date hereof, WCAS VIII and its affiliates beneficially own an aggregate of 7,390,217 shares of Common Stock.

          SECTION 3.02. AUTHORIZATION. The execution, delivery and performance by such Purchaser of this Agreement and the Ancillary Agreements, and the purchase and receipt by such Purchaser of the Debentures being acquired by it hereunder, have been duly authorized by all requisite action on the part of such Purchaser and will not violate any provision of law, any order of any court or other agency of government, the charter or other governing documents of such Purchaser, or any provision of any indenture, agreement or other instrument by which such Purchaser or any of such Purchaser's properties or assets are bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in any Claim upon any of the properties or assets of such Purchaser.

          SECTION 3.03. VALIDITY. This Agreement has been duly executed and delivered by such Purchaser and constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms. Each of the Ancillary Agreements, when executed and delivered in accordance with this Agreement, will constitute the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms.

          SECTION 3.04. INVESTMENT REPRESENTATIONS. (a) Such Purchaser is acquiring the Debentures being purchased by such Purchaser hereunder for such Purchaser's own account, for investment, and not with a view toward the resale or distribution thereof, except that WCA Management is acquiring the aggregate principal amount of Debentures set forth opposite its name in SCHEDULE I hereto on behalf of certain persons affiliated or associated with Welsh, Carson, Anderson & Stowe (such persons being herein collectively referred to as the "WCAS Persons").

          (b) Such Purchaser understands that he, she or it, as the case may be, must bear the economic risk of such Purchaser's investment for an indefinite period of time, because the Debentures and, when issued upon conversion of Debentures, the Conversion Shares are not registered under the Securities Act or any applicable state securities laws and may not be resold unless subsequently registered under the Securities Act and such other laws or unless an exemption from such registration is available. Such Purchaser also understands that, except as provided in the Registration Rights Agreement, it is not contemplated that any registration will be made under the Securities Act or that the Company will take steps which will make the provisions of Rule 144 under the Securities Act available to permit resale of the Debentures or the Conversion Shares.

          (c) Such Purchaser is able to fend for itself in the transactions contemplated by this Agreement and has the ability to bear the economic risks of the investment in the Debentures being purchased hereunder for an indefinite period of time. Such Purchaser further acknowledges that he, she or it, as the case may be, has received copies of the Company SEC Filings and has had the opportunity to ask questions of, and receive answers from, officers of the Company with respect to the business and financial condition of the Company and the terms and conditions of the offering of the Debentures and to obtain additional information necessary to verify such information or can acquire it without unreasonable effort or expense.

          (d) Such Purchaser has such knowledge and experience in financial and business matters that such Purchaser is capable of evaluating the merits and risks of its investment in the Debentures. Such Purchaser further represents that he, she or it, as the case may be, is an "accredited investor" as such term is defined in Rule 501 of Regulation D of the SEC under the Securities Act with respect to its purchase of the Debentures, and that any such Purchaser that is a limited partnership has not been formed solely for the purpose of purchasing the Debentures.

          (e) If such Purchaser is a limited partnership, such Purchaser represents that it has been organized and is existing as a limited partnership under the laws of the State of Delaware.

          SECTION 3.05. GOVERNMENTAL APPROVALS. No registration or filing with, or consent or approval of, or other action by, any Federal, state or other governmental agency or instrumentality is or will be necessary by the Purchasers for the valid execution, delivery and performance of this Agreement and the Ancillary Agreements other than as has been obtained under the HSR Act.

          SECTION 3.06. SCHEDULE 13D. The Schedule 13D filed by the Purchasers with the SEC on March 23, 1999 did not at the time of filing contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment to the
Schedule 13D has been or, except as may be required by reason of the purchase of the Debentures pursuant to this Agreement, is required to be, made.

          SECTION 3.07. HSR. The requisite filing under the Hart-Scott-Rodino Anti- Trust Improvements Act of 1976, as amended, with respect to the acquisition by the Purchasers of the Conversion Shares issuable upon conversion of the Debentures being purchased by the Purchasers has been made, and the applicable waiting period thereunder has expired without any request for additional information or documentary material.

                            IV. CONDITIONS PRECEDENT

          SECTION 4.01. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE PURCHASERS. The obligations of the Purchasers hereunder are, at their option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

          (a) Representations and Warranties to Be True and Correct. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects on the Closing Date, with the same force and effect as though such representations and warranties had been made on and as of such date, and the Company shall have so certified to the Purchasers in writing.

          (b) Performance. The Company shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by it prior to or on the Closing Date, and the Company shall have so certified to the Purchasers in writing.

          (c) All Proceedings to Be Satisfactory. All corporate and other proceedings to be taken by the Company and all waivers and consents to be obtained by the Company in connection with the transactions contemplated hereby shall have been taken or obtained by the Company, and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and their counsel.

          (d) Opinion of Counsel. The Purchasers shall have received from Ashby
     Q. Burks, General Counsel of the Company, an opinion dated the Closing Date, substantially in the form of ANNEX I attached hereto.

          (e) Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority, or national securities exchange shall be in effect that would prevent the consummation of the transactions contemplated Agreement.

          (f) Ancillary Agreements. The Company shall have executed and delivered each of the Ancillary Agreements.

          (g) Financial Statements. The Company shall have delivered to the Purchasers the financial statements described in Section 2.07 of this Agreement in substantially the same form as already provided to the Purchasers in accordance with Section 2.07, except that such financial statements shall have been audited and certified by Ernst & Young LLP, the independent certified public auditors retained by the Company.

          SECTION 4.02. CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY. The obligations of the Company hereunder are, at its option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

          (a) Representations and Warranties to Be True and Correct. The representations and warranties of the Purchasers contained in this Agreement shall be true and correct in all material respects on the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, and the Purchasers shall have so certified to the Company in writing.

          (b) Performance. The Purchasers shall have performed and complied in all material respects with all agreements and conditions contained herein required to be performed or complied with by them prior to or on the Closing Date, and the Purchasers shall have so certified to the Company in writing.

          (c) All Proceedings to Be Satisfactory. All proceedings to be taken by the Purchasers and all waivers and consents to be obtained by the Purchasers in connection with the transactions contemplated hereby shall have been taken or obtained by the Purchasers and all documents incident thereto shall be satisfactory in form and substance to the Company and its counsel.

          (d) Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by any court of competent jurisdiction nor any statute, rule, regulation or order entered, promulgated or enacted by any governmental, regulatory or administrative agency or authority, or national securities exchange shall be in effect that would prevent the consummation of the transactions contemplated by this Agreement.

          (e) Ancillary Agreements. Each Purchaser shall have executed and delivered each of the Ancillary Agreements.


                    V. SURVIVAL OF REPRESENTATIONS; INDEMNITY

          SECTION 5.01. SURVIVAL OF REPRESENTATIONS. Subject as set forth below, all representations and warranties made by any party hereto in this Agreement or pursuant hereto shall survive for the period commencing on the date hereof and ending on the first anniversary of the date hereof.

          SECTION 5.02. GENERAL INDEMNITY. (a) Subject to the terms and conditions of this Article V, the Company hereby agrees to indemnify, defend and hold the Purchasers harmless from and against all demands, claims, actions or causes of action, assessments, losses (including diminution in value of the Debentures), damages, liabilities, costs and expenses, including, without limitation, interest, penalties and reasonable attorneys' fees and expenses (collectively, "Damages"), asserted against, resulting to, imposed upon or incurred by the Purchasers by reason of or resulting from a breach of any representation, warranty or covenant of the Company contained in or made pursuant to this Agreement.

          (b) Subject to the terms and conditions of this Article V, the Purchasers hereby agree to indemnify, defend and hold the Company harmless from and against all Damages asserted against, resulting to, imposed upon or incurred by the Company by reason of or resulting from a breach of any representation, warranty or covenant of the Purchasers contained in or made pursuant to this Agreement.

          SECTION 5.03. CONDITIONS OF INDEMNIFICATION. The respective obligations and liabilities of the Purchasers, on the one hand, and the Company, on the other hand (the "indemnifying party"), to the other (the "party to be indemnified") under Section 5.02 hereof with respect to claims resulting from the assertion of liability by third parties shall be subject to the following terms and conditions:

          (a) within 20 days after receipt of notice of commencement of any action or the assertion in writing of any claim by a third party, the party to be indemnified shall give the indemnifying party written notice thereof together with a copy of such claim, process or other legal pleading, and the indemnifying party shall have the right to undertake the defense thereof by representatives of its own choosing;

          (b) in the event that the indemnifying party, by the 30th day after receipt of notice of any such claim (or, if earlier, by the tenth day preceding the day on which an answer or other pleading must be served in order to prevent judgment by default in favor of the person asserting such claim), does not elect to defend against such claim, the party to be indemnified will (upon further notice to the indemnifying party) have the right to undertake the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party, subject to the right of the indemnifying party to assume the defense of such claim at any time prior to settlement, compromise or final determination thereof, provided that the indemnifying party shall be given at least 15 days prior written notice of the effectiveness of any such proposed settlement or compromise;

          (c) anything in this Section 5.03 to the contrary notwithstanding (i) if there is a reasonable probability that a claim may materially and adversely affect the indemnifying party other than as a result of money damages or other money payments, the indemnifying party shall have the right, at its own cost and expense, to compromise or settle such claim, but
     (ii) the indemnifying party shall not, without the prior written consent of the party to be indemnified, settle or compromise any claim or consent to the entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the party to be indemnified a release from all liability in respect of such claim; and

          (d) in connection with any such indemnification, the indemnified party will cooperate in all reasonable requests of the indemnifying party.

          SECTION 5.04. Limitation on Certain Indemnities. Notwithstanding anything in this Article V to the contrary:

          (a) the Company shall not be obligated to indemnify, defend and hold harmless the Purchasers pursuant to Section 5.02 hereof unless the aggregate amount of such Damages exceeds $2,500,000; and

          (b) the Company's aggregate liability and obligation to indemnify, defend and hold harmless the Purchasers pursuant to said Section 5.02 shall in no event exceed the aggregate purchase price paid by the Purchasers for the Debentures pursuant to Section 1.01 hereof.


                                VI. MISCELLANEOUS

          SECTION 6.01. RESTRICTIVE LEGENDS. Each Debenture and each certificate representing the Conversion Shares and any shares of capital stock received in respect thereof, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise, and each certificate for any such securities issued to subsequent transferees of any such certificate shall be stamped or otherwise imprinted with the legends required to be borne by such securities by the Registration Rights Agreement and the Stockholders Agreement, except as expressly provided in such agreements.

          SECTION 6.02. EXPENSES, ETC. The Company shall reimburse WCAS VIII or pay on its behalf, up to a maximum of $175,000 in the aggregate, (i) fees and expenses related to any filings made by WCAS VIII pursuant to the HSR Act and
(ii) the reasonable fees and expenses of counsel retained by WCAS VIII in connection with this Agreement and the transactions contemplated hereby. Such fees and expenses shall be payable on the Closing Date.

          SECTION 6.03. SURVIVAL OF AGREEMENTS. Except as specifically limited as provided in Section 5.01 hereto, all covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Debentures pursuant hereto, notwithstanding any investigation made at any time by or on behalf of any party hereto. All statements contained in any certificate or other instrument delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 6.04. PARTIES IN INTEREST. All covenants and agreements contained in this Agreement by or on behalf of any party hereto shall bind and inure to the benefit of the respective successors and permitted assigns of such party hereto whether so expressed or not.

          SECTION 6.05. NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by facsimile addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

                  if to the Company, to

                           Quorum Health Group, Inc.
                           103 Continental Place
                           Brentwood, Tennessee 37027
                           Fax: (615) 371-4788
                           Attention: Ashby Q. Burks, Esq.

                  with a copy to

                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, New York 10004
                           Fax: (212) 859-4000
                           Attention: Jeffrey Bagner, Esq.

                  if to any Purchaser, to

                           Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                           New York, New York 10022
                           Fax:  (212) 893-9565
                           Attention: Russell L. Carson

                  with a copy to

                           Reboul, MacMurray, Hewitt, Maynard & Kristol
                           45 Rockefeller Plaza
                           New York, New York 10111
                           Fax: (212) 841-5725
                           Attention: Robert A. Schwed, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of facsimile, when received.

          SECTION 6.06. FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

          SECTION 6.07 ENTIRE AGREEMENT; ASSIGNMENT. This Agreement (including the Schedules, Exhibits and Annexes thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be amended or modified nor any provisions waived except in a writing signed by the Company and the Purchasers. This Agreement shall not be assigned without the consent of the other parties hereto, except that notwithstanding anything in this Agreement to the contrary, WCA Management shall be entitled to assign its rights and obligations under this Agreement to the WCAS Persons in its sole discretion. It is understood and agreed that, in the event of such assignment, each of the WCAS Persons shall, at such time, agree to be a "Purchaser" for all purposes of this Agreement, and WCA Management shall not be released from its liabilities under this Agreement.

          SECTION 6.08 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          SECTION 6.09 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles.

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.


                                                    QUORUM HEALTH GROUP, INC.



                                                    By: /s/James E. Dalton, Jr.

                                                    Name:  James E. Dalton, Jr.
                                                    Title: President and CEO


                                                    WELSH, CARSON, ANDERSON &
                                                       STOWE VIII, L.P.

                                                    By WCAS VIII Associates LLC,
                                                                 General Partner



                                                    By: /s/ Russell L. Carson
                                                      --------------------------
                                                            Managing Member


                                                    WCA MANAGEMENT CORPORATION



                                                    By: /s/ Russell L. Carson
                                                      --------------------------

                                   SCHEDULE I

                                   Purchasers


                                                         Principal Amount
                             Name                            of Debenture
------------------------------------------------      ---------------------
Welsh, Carson, Anderson & Stowe VIII, L.P.......            $142,857,143.00
WCA Management Corporation......................               7,142,857.00
                                                           ----------------
         TOTAL..................................            $150,000,000.00
                                                            ===============


The address for each of the Purchasers is c/o Welsh, Carson, Anderson & Stowe, 320 Park Avenue, Suite 2500, New York, New York 10022.

                                                                       EXHIBIT C


THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-01                                               New York, New York
$142,857,143.00                                                  August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay WELSH, CARSON, ANDERSON & STOWE VIII, L.P., or registered assigns, the principal sum of ONE HUNDRED FORTY-TWO MILLION EIGHT HUNDRED FIFTY-SEVEN THOUSAND ONE HUNDRED FORTY-THREE DOLLARS ($142,857,143.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-02                                               New York, New York
$30,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JOHN ALMEIDA, or registered assigns, the principal sum of THIRTY THOUSAND DOLLARS ($30,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-03                                               New York, New York
$1,345,650.00                                                    August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay BRUCE K. ANDERSON, or registered assigns, the principal sum of ONE MILLION THREE HUNDRED FORTY FIVE THOUSAND SIX HUNDRED FIFTY DOLLARS ($1,345,650.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-04                                               New York, New York
$1,345,650.00                                                    August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay RUSSELL L. CARSON, or registered assigns, the principal sum of ONE MILLION THREE HUNDRED FORTY FIVE THOUSAND SIX HUNDRED FIFTY DOLLARS ($1,345,650.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-05                                               New York, New York
$75,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ANTHONY J. DE NICOLA, or registered assigns, the principal sum of SEVENTY FIVE THOUSAND DOLLARS ($75,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-06                                               New York, New York
$25,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ERIC J. LEE, or registered assigns, the principal sum of TWENTY-FIVE THOUSAND DOLLARS ($25,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-07                                               New York, New York
$1,345,650.00                                                    August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay THOMAS E. McINERNEY, or registered assigns, the principal sum of ONE MILLIOIN THREE HUNDRED FORTY FIVE THOUSAND SIX HUNDRED FIFTY DOLLARS ($1,345,650.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-08                                               New York, New York
$50,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay D. SCOTT MACKESY, or registered assigns, the principal sum of FIFTY THOUSAND DOLLARS ($50,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-09                                               New York, New York
$250,000.00                                                      August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ROBERT A. MINICUCCI, or registered assigns, the principal sum of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-10                                               New York, New York
$35,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay PRISCILLA A. NEWMAN, or registered assigns, the principal sum of THIRTY-FIVE THOUSAND DOLLARS ($35,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-11                                               New York, New York
$1,025,257.00                                                    August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay ANDREW M. PAUL, or registered assigns, the principal sum of ONE MILLION TWENTY FIVE THOUSAND TWO HUNDRED FIFTY-SEVEN DOLLARS ($1,025,257.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-12                                               New York, New York
$75,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay PAUL B. QUEALLY, or registered assigns, the principal sum of SEVENTY-FIVE THOUSAND DOLLARS ($75,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

          THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-13                                               New York, New York
$20,000.00                                                       August 31, 1999

                  QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay JONATHAN
M. RATHER, or registered assigns, the principal sum of TWENTY THOUSAND DOLLARS ($20,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

                  The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-14                                               New York, New York
$20,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay RUDOLPH E. RUPERT, or registered assigns, the principal sum of TWENTY THOUSAND DOLLARS ($20,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-15                                               New York, New York
$100,000.00                                                      August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay LAWRENCE B. SORREL, or registered assigns, the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by accelera tion or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-16                                               New York, New York
$25,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay SANJAY SWANI, or registered assigns, the principal sum of TWENTY-FIVE THOUSAND DOLLARS ($25,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-17                                               New York, New York
$20,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay SEAN TRAYNOR, or registered assigns, the principal sum of TWENTY THOUSAND DOLLARS ($20,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-18                                               New York, New York
$10,000.00                                                       August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay LAURA M. VANBUREN, or registered assigns, the principal sum of TEN THOUSAND DOLLARS ($10,000.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THAT ACT OR, IN THE OPINION OF COUNSEL, AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THIS SECURITY MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.


                            QUORUM HEALTH GROUP, INC.

                      6% Convertible Subordinated Debenture
                               due August 31, 2009

Registered R-19                                               New York, New York
$1,345,650.00                                                    August 31, 1999

          QUORUM HEALTH GROUP, INC., a Delaware corporation (hereinafter called the "Corporation"), for value received, hereby promises to pay PATRICK J. WELSH, or registered assigns, the principal sum of ONE MILLION THREE HUNDRED FORTY FIVE THOUSAND SIX HUNDRED FIFTY DOLLARS ($1,345,650.00), in a single installment on August 31, 2009, or the next preceding Business Day (as defined below) and to pay interest (computed on the basis of a 360-day year consisting of twelve 30-day months) from the date hereof on the unpaid principal amount hereof at the rate of 6% per annum, payable on the last Business Day of March, June, September and December of each year (each such day being an "Interest Payment Date") commencing on September 30, 1999, until the principal amount hereof shall have become due and payable, whether at maturity or by acceleration or otherwise, and thereafter at the rate of 12% per annum on any overdue principal amount and (to the extent permitted by applicable law) on any overdue interest until paid.

          The payment of principal and interest on this Convertible Debenture shall be in such currency of the United States of America as at the time of payment shall be legal tender for payment of public and private debts.

                  For purposes of this Convertible Debenture, "Business Day" shall mean any day other than a Saturday, Sunday or a legal holiday under the laws of the State of New York.

          1. CONVERTIBLE DEBENTURES. This Convertible Debenture is issued pursuant to the Securities Purchase Agreement, dated as of August 18, 1999 (the "Purchase Agreement"), among the Corporation and the purchasers named therein, providing for, among other things, the issuance of 6% Convertible Subordinated Debentures due August 31, 2009 in the aggregate principal amount of $150,000,000 (such 6% Convertible Subordinated Debentures are referred to herein collectively as the "Convertible Debentures").

          2. TRANSFER OR EXCHANGE OF CONVERTIBLE DEBENTURES. The Corporation shall keep at its office or agency maintained as provided in subsection (a) of
Section 8 a register in which the Corporation shall provide for the registration of Convertible Debentures and for the registration of transfer and exchange of Convertible Debentures. The holder of this Convertible Debenture may, at its option, and either in person or by duly authorized attorney, surrender the same for registration of transfer or exchange at the office or agency of the Corporation maintained as provided in subsection (a) of Section 8, and, without expense to such holder (except for taxes or governmental charges imposed in connection therewith), receive in exchange therefor a Convertible Debenture or Convertible Debentures in such denomination or denominations as such holder may request, dated as of the date to which interest has been paid on the Convertible Debenture or Convertible Debentures so surrendered for transfer or exchange, for the same aggregate principal amount as the then unpaid principal amount of the Convertible Debenture or Convertible Debentures so surrendered for transfer or exchange, and registered in the name of such person or persons as may be designated by such holder. Every Convertible Debenture presented or surrendered for registration of transfer or exchange shall be duly endorsed, or shall be accompanied by a written instrument of transfer, satisfactory in form to the Corporation, duly executed by the holder of such Convertible Debenture or his attorney, duly authorized in writing. Every Convertible Debenture so made and delivered in exchange for this Convertible Debenture shall in all other respects be in the same form and have the same terms as this Convertible Debenture. No transfer or exchange of any Convertible Debenture shall be valid unless made in the foregoing manner at such office or agency.

          3. LOSS, THEFT, DESTRUCTION OR MUTILATION OF CONVERTIBLE DEBENTURE. Upon receipt of evidence satisfactory to the Corporation of the loss, theft, destruction or mutilation of this Convertible Debenture, and, in the case of any such loss, theft or destruction, upon receipt of an affidavit of loss from the holder hereof reasonably satisfactory to the Corporation, or, in the case of any such mutilation, upon surrender and cancellation of this Convertible Debenture, the Corporation will make and deliver, in lieu of this Convertible Debenture, a new Convertible Debenture of like tenor and unpaid principal amount and dated as of the date to which interest has been paid on this Convertible Debenture.

          4. PERSONS DEEMED OWNERS; HOLDERS. The Corporation may deem and treat the person in whose name any Convertible Debenture is registered as the owner and holder of such

Convertible Debenture for the purpose of receiving payment of principal of and premium, if any, and interest on such Convertible Debenture and for all other purposes whatsoever, whether or not such Convertible Debenture shall be overdue. With respect to any Convertible Debenture at any time outstanding, the term "holder," as used herein, shall be deemed to mean the person in whose name such Convertible Debenture is registered as aforesaid at such time.

          5. PREPAYMENTS.

          (a) MANDATORY PREPAYMENT. Subject to the subordination provisions of
Section 14 hereof, in the event that the Corporation (i) shall merge or consolidate with another corporation or entity (other than the consolidation or merger of a wholly-owned subsidiary with or into the Corporation or with or into any other wholly-owned subsidiary, and other than a merger or consolidation involving the Corporation in which the holders of more than 50% of the outstanding capital stock, on a fully-diluted basis, immediately prior to such merger hold more than 50% of the outstanding capital stock of the surviving corporation in any merger or consolidation, on a fully-diluted basis, immediately after such merger or consolidation) or (ii) shall sell (including by way of merger) more than 50% of the assets of the Corporation and its subsidiaries, taken as a whole, in a single or series of related transactions, the Corporation shall, at the option of the holder of each Convertible Debenture then outstanding, prepay such Convertible Debenture at the principal amount thereof, together with interest thereon to the date fixed for prepayment.

          (b) OPTIONAL PREPAYMENT. Upon notice given as provided in Section 6, the Corporation may, at its option, at any time after August 31, 2001, prepay all, but not less than all, of the Convertible Debentures at the principal amount thereof so to be prepaid, together with interest accrued thereon to the date fixed for such prepayment.

          (c) NON-IMPAIRMENT OF CONVERSION RIGHTS. Notwithstanding the foregoing provisions of paragraphs (a) and (b), nothing in this Section 5 shall impair the right of the holder hereof to convert all or any portion of this Convertible Debenture into Common Stock in accordance with the provisions of Section 15 hereof until such time as the amount to be prepaid by the Corporation has been received by such holder.

          6. NOTICE OF PREPAYMENT AND OTHER NOTICES. The Corporation shall give written notice of prepayment of this Convertible Debenture or any portion hereof pursuant to Section 5 not less than 15 or not more the 30 days prior to the date fixed for such prepayment. Such notice of prepayment and all other notices to be given to any holder of this Convertible Debenture shall be given by registered or certified mail to the person in whose name this Convertible Debenture is registered at its address designated on the register maintained by the Corporation on the date of mailing such notice of prepayment or other notice. Upon notice of prepayment being given as aforesaid, the Corporation covenants and agrees that it will prepay, on the date therein fixed for prepayment, this Convertible Debenture or the portion hereof, as the case may be, so called for prepayment, at the principal amount thereof so called for prepayment together with interest accrued thereon to the date fixed for such prepayment.

          7. INTEREST AFTER DATE FIXED FOR PREPAYMENT. If this Convertible Debenture or a portion hereof is called for prepayment as herein provided, this Convertible Debenture or such portion shall cease to bear interest on and after the date fixed for such prepayment unless, upon presentation for the purpose of prepayment, the Corporation shall fail to pay this Convertible Debenture or such portion, as the case may be, on such date, in which event this Convertible Debenture or such portion, as the case may be, and, so far as may be lawful, any overdue install ment of interest thereon, shall bear interest on and after the date fixed for such prepayment and until paid at the rate of 12% per annum.

          8. AFFIRMATIVE COVENANTS. The Corporation covenants and agrees that, so long as any Convertible Debenture shall be outstanding:

          (a) MAINTENANCE OF OFFICE. The Corporation will maintain an office or agency in the City of Brentwood, in the State of Tennessee (or such other place in the United States of America as the Corporation may designate in writing to the registered holder hereof), where the Convertible Debentures may be presented for registration of transfer and for exchange as herein provided, where notices and demands to or upon the Corporation in respect of the Convertible Debentures may be served and where, at the option of the holders thereof, the Convertible Debentures may be presented for payment. Until the Corporation otherwise notifies the holders of the Convertible Debentures, said office shall be the principal office of the Corporation in Brentwood, Tennessee.

          (b) PAYMENT OF TAXES. The Corporation will promptly pay and discharge or cause to be paid and discharged, before the same shall become in default, all lawful taxes and assessments imposed upon the Corporation or any subsidiary or upon the income and profits of the Corporation or any subsidiary, or upon any property, real, personal or mixed, belonging to the Corporation or any subsidiary, or upon any part thereof by the United States or any State thereof, as well as all lawful claims for labor, materials and supplies, which, if unpaid, would become a lien or charge upon such property or any part thereof; provided, however, that the Corporation shall not be required to pay and discharge or to cause to be paid and discharged any such tax, assessment, charge, levy or claim (I) so long as both (x) the Corporation has set aside adequate reserves for such tax, assessment, charge, levy or claim and (y)(i) the Corporation shall be contesting the validity thereof in good faith by appropriate proceedings or (ii) the Corporation shall, in its good faith judgment, deem the validity thereof to be questionable and the party to whom such tax, assessment, charge, levy or claim is allegedly owed shall not have made written demand for the payment thereof or (II) where the failure to pay or discharge would not have a material adverse effect on the Corporation and its subsidiaries, taken as a whole (a "Material Adverse Effect").

          (c) CORPORATE EXISTENCE. The Corporation will do or cause to be done all things necessary and lawful to preserve and keep in full force and effect its corporate existence, rights and franchises under the laws of the United States or any State thereof or the District of Columbia; provided, however, that nothing in this subsection (c) shall prevent (i) a consolidation or merger of, or a sale, transfer or disposition of all or any substantial part of the property and assets of, the Corporation, or (ii) the abandonment or termination of any rights or franchises of the Corporation, if such abandonment or termination is, in the good faith business judgment of the Corporation, in the best interests of the Corporation or would not have a Material Adverse Effect.

          (d) MAINTENANCE OF PROPERTY. The Corporation will at all times maintain and keep, or cause to be maintained and kept, in good repair, working order and condition all significant properties of the Corporation used in the conduct of the business of the Corporation, and will from time to time make or cause to be made all needful and proper repairs, renewals, replacements, betterments and improvements thereto, so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this subsection (d) shall require (i) the making of any repair or renewal or (ii) the continuance of the operation and maintenance of any property or (iii) the retention of any assets, if such action (or inaction) is, in the good faith business judgment of the Corporation, in the best interests of the Corporation or would not have a Material Adverse Effect.

          (e) INSURANCE. The Corporation will (i) keep adequately insured, by financially sound and reputable insurers, all property of a character usually insured by corporations engaged in the same or a similar business similarly situated against loss or damage of the kinds customarily insured against by such corporations and (ii) carry, with financially sound and reputable insurers, such other insurance (including, without limitation, liability insurance) in such amounts as are available at reasonable expense and to the extent believed necessary in the good faith business judgment of the Corporation.

          (f) KEEPING OF BOOKS. The Corporation will at all times keep proper books of record and account in which proper entries will be made of its transactions in accordance with generally accepted accounting principles consistently applied.

          (g) NOTICE OF DEFAULT. If any one or more events which constitute, or which with notice or lapse of time or both would constitute, an Event of Default under Section 10 shall occur, or if the holder of any Convertible Debenture shall demand payment or take any other action permitted upon the occurrence of any such Event of Default, the Corporation shall immediately after it becomes aware that any such event would with or without notice or lapse of time or both constitute such an Event or that such demand has been made or that any such action has been taken, give notice to the holder of this Convertible Debenture, specifying the nature of such event or of such demand or action, as the case may be; provided, however, that if such event, in the good faith judgment of the Corporation, will be cured within ten Business Days after the Corporation has knowledge that such event would, with or without notice or lapse of time or both, constitute such an Event of Default, no such notice need be given if such Event of Default shall be cured within such ten-day period.

          9. MODIFICATION BY HOLDERS; WAIVER. The Corporation may, with the written consent of the holders of not less than 66 2/3% in principal amount of the Convertible Debentures then outstanding, modify the terms and provisions of the Convertible Debentures or the rights of the holders of the Convertible Debentures or the obligations of the Corporation thereunder, and the observance by the Corporation of any term or provision of the Convertible Debentures may be waived with the written consent of the holders of not less than 66 2/3% in principal amount of the Convertible Debentures then outstanding; provided, however, that no such modification or waiver shall:

               (a) change the maturity of any Convertible Debenture or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon or reduce the amount or change the time of payment of premium payable on any prepayment thereof without the consent of the holder of each Convertible Debenture so affected; or

               (b) give any Convertible Debenture any preference over any other Convertible Debenture; or

               (c) reduce the applicable aforesaid percentages of Convertible Debentures, the consent of the holders of which is required for any such modification.

          Any such modification or waiver shall apply equally to all the holders of the Convertible Debentures and shall be binding upon them, upon each future holder of any Convertible Debenture and upon the Corporation, whether or not such Convertible Debenture shall have been marked to indicate such modification or waiver, but any Convertible Debenture issued thereafter shall bear a notation referring to any such modification or waiver. Promptly after obtaining the written consent of the holders as herein provided, the Corporation shall transmit a copy of such modification or waiver to all the holders of the Convertible Debentures at the time outstanding.

          10. EVENTS OF DEFAULT. If any one or more of the following events, herein called "Events of Default," shall occur, for any reason whatsoever, and whether such occurrence shall, on the part of the Corporation, be voluntary or involuntary or come about or be effected by operation of law or pursuant to or in compliance with any judgment, decree or order of a court of competent jurisdiction or any order, rule or regulation of any administrative or other governmental authority and such Event of Default shall be continuing:

          (a) default shall be made in the payment of the principal of any Convertible Debenture or the premium thereon, if any, when and as the same shall become due and payable, whether at maturity or at a date fixed for prepayment or by acceleration or otherwise; or

          (b) default shall be made in the payment of any installment of interest on any Convertible Debenture according to its terms when and as the same shall become due and payable and such default shall continue for a period of 15 days; or

          (c) (i) commencement of a voluntary case under the federal bankruptcy laws (as now or hereafter in effect), (ii) filing a petition seeking to take advantage of any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding-up or composition for adjustment of debts, (iii) consenting to or failing to contest in a timely and appropriate manner any petition filed against it in an involuntary case under such bankruptcy laws or other laws, (iv) applying for or consenting to, or failing to contest in a timely and appropriate manner, the appointment of, or the taking of possession by, a receiver, custodian, trustee, or liquidator of itself or of a substantial part of its property, domestic or foreign, (v) admitting in writing its inability to pay its debts as they become due, (vi) making a general assignment for the benefit of creditors, or (vii) taking any corporate action for the purpose of authorizing any of the foregoing; or

          (d) the entry of a decree or order by any court of competent jurisdiction in respect of the Corporation or any material subsidiary granting (i) relief in any involuntary case under the federal bankruptcy laws (as now or hereafter in effect) or under any other laws, domestic or foreign, relating to bankruptcy, insolvency, reorganization, winding up or adjustment of debts, or (ii) appointment of a trustee, receiver, custodian, liquidator or the like for the Corporation or any material subsidiary or for all or any substantial part of their respective assets, domestic or foreign, and such case or proceeding shall continue undismissed or unstayed for a period of 60 consecutive days; or

          (e) default as defined in any instrument evidencing Senior Obligations as defined in Section 14 hereof shall occur and as a result thereof the maturity of any such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled or any such indebtedness shall not have been paid at maturity;

then, the holder or holders of at least a majority in aggregate principal amount of the Convertible Debentures at the time outstanding may, at its or their option, by written notice to the Corporation, declare all the Convertible Debentures to be, and all the Convertible Debentures shall thereupon be and become, forthwith due and payable together with interest accrued thereon without presentment, demand, protest or further notice of any kind, all of which are expressly waived to the extent permitted by law; provided, however, that, upon the occurrence and during the continuance of any of the events specified in subsections (a) or (b) of this Section 10, the holder of any Convertible Debenture at the time outstanding may, at its option by notice in writing to the Corporation, declare any Convertible Debenture or Convertible Debentures then held by it to be, and such Convertible Debenture or Convertible Debentures shall thereupon be and become, forthwith due and payable together with interest accrued thereon without presentment, demand, protest or further notice of any kind, all of which are expressly waived to the extent permitted by law. Notwithstanding the foregoing, nothing in this Section 10 shall impair the right of the holder of this Convertible Debenture to convert all or any portion of this Convertible Debenture into Common Stock in accordance with the provisions of Section 15 hereof.

          At any time after any declaration of acceleration has been made as provided in this Section 10, the holders of at least 66-2/3% in principal amount of the Convertible Debentures then outstanding may, by notice to the Corporation, rescind such declaration and its consequences if (i) the Corporation has paid all overdue installments of interest on the Convertible Debentures and all principal (and premium, if any) that has become due otherwise than by such declaration of acceleration; and (ii) all other defaults and Events of Default (other than nonpayments of principal and interest that have become due solely by reason of acceleration) shall have been remedied or cured or shall have been waived pursuant to this paragraph; provided, however, that no such rescission shall extend to or affect any subsequent default or Event of Default or impair any right consequent thereon.

          Without limiting the foregoing, the Corporation hereby waives any right to trial by jury in any legal proceeding related in any way to this Convertible Debenture or the Convertible Debentures and agrees that any such proceeding may, if the holder so elects, be brought and enforced in the Supreme Court of the State of New York or the United States District Court for the Southern District of New York and the Corporation hereby waives any objection to jurisdiction or venue in any such proceeding commenced in such court. The Corporation further agrees that any process required to be served on it for purposes of any such proceeding may be served on it, with the same effect as personal service on it within the State of Delaware, by registered mail addressed to it at its office or agency set forth in Section 19 for purposes of notices hereunder.

          11. SUITS FOR ENFORCEMENT. In case any one or more of the Events of Default specified in Section 10 of this Convertible Debenture shall happen and be continuing, the holder of this Convertible Debenture may proceed to protect and enforce its rights by suit in equity, action at law and/or by other appropriate proceeding, whether for the specific performance of any covenant or agreement contained in this Convertible Debenture or in aid of the exercise of any power granted in this Convertible Debenture, or may proceed to enforce the payment of this Convertible Debenture or to enforce any other legal or equitable right of the holder of this Conve rtible Debenture.

          In case of any default under any Convertible Debenture, the Corporation will pay to the holder thereof such amounts as shall be sufficient to cover the out-of-pocket costs and expenses of such holder due to said default, including, without limitation, collection costs and reasonable attorneys' fees, to the extent actually incurred.

          12. REMEDIES CUMULATIVE. No remedy herein conferred upon the holder of this Convertible Debenture is intended to be exclusive of any other remedy and each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise.

          13. REMEDIES NOT WAIVED. No course of dealing between the Corporation and the holders of this Convertible Debenture or any delay on the part of the holder hereof in exercising any rights hereunder shall operate as a waiver of any right of any holder of this Convertible Debenture.

          14. SUBORDINATION. The Corporation covenants and agrees, and the holder of this Convertible Debenture, by his, her or its acceptance thereof, likewise covenants and agrees, that the indebtedness represented by this Convertible Debenture and the payment of the principal of and interest on this Convertible Debenture are hereby expressly made subordinate and subject in right of payment to the prior payment in full of all Senior Obligations (as defined). As used herein, "Senior Obligations" means the principal of (and premium, if any) and interest on (a) all indebtedness of the Corporation (including indebtedness of others guaranteed by the Corporation) other than the Convertible Debentures, whether outstanding on the date of this Convertible Debenture or thereafter created, incurred or assumed, which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind, (b) any other obligations included within the definition of "Debt" under the Indenture relating to the Corporation's 8-3/4% Senior Subordinated Notes due November 1, 2005, whether outstanding on the date of this Convertible Debenture or thereafter created, incurred or assumed, and (c) amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in any case in the instrument creating or evidencing any such indebtedness or pursuant to which the same is outstanding it is expressly provided that such indebtedness is not superior in right of payment to the Convertible Debentures.

               (i) No payment or prepayment of any principal of or interest on account of and no repurchase, redemption or other retirement (whether at the option of the holder or otherwise) of, or any other payment of any nature with respect to this Convertible Debenture shall be made, if at the time of such payment, prepayment, repurchase, redemption or retirement or immediately after giving effect thereto (1) there shall exist a default in any payment with respect to any Senior Obligations, or (2) there shall have occurred an event of default (other than (A) a default in payment of the Senior Obligations or (B) an event of default with respect to the Senior Obligations resulting from a default arising under Section 10(a) or Section 10(b) hereof while the payment blockage contemplated by this clause (i) is in effect and solely as a result of such operation of this clause (i)) with respect to any Senior Obligations permitting the holder or holders thereof to require payment thereof (with notice, lapse of time, or both) and such event of default shall not have been cured or waived.

               (ii) In the event of any dissolution, winding-up, liquidation, reorganization, arrangement, adjustment, protection, relief or composition of the Corporation or its debts, whether voluntary or involuntary or in bankruptcy, insolvency, receivership, arrangement, reorganization, relief or other proceedings or upon an assignment for the benefit of creditors or any other marshaling of the assets and liabilities of the Corporation or otherwise, then the holders of Senior Obligations shall be entitled to receive payment in full in cash of all Senior Obligations (including interest thereon accruing after the commencement of any such proceedings) before the holder of this Convertible Debenture is entitled to receive any payment on account of principal of, or interest upon, or any other payment of any nature with respect to, this Convertible Debenture, and to that end the holders of Senior Obligations shall be entitled to receive distributions of any kind or character, whether in cash or property or securities, that may be payable or deliverable in any such proceedings in respect of this Convertible Debenture, for application (in the case of cash) to or as collateral (in the case of non-cash property or securities) for the payment or prepayment of all Senior Obligations in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Obligations.

               (iii) In the event that this Convertible Debenture is declared due and payable before its expressed maturity because of the occurrence of an event of default (under circumstances when the provision of the foregoing paragraphs (i) or (ii) are not applica-
          ble), the holders of the Senior Obligations outstanding at the time that this Convertible Debenture becomes due and payable because of such occurrence of such an event of default shall be entitled to receive payment in full in cash of all Senior Obligations before the holder of this Convertible Debenture is entitled to receive any payment on account of the principal of or premium, if any, or interest on, or any other payment of any nature with respect to, this Convertible Debenture.

               (iv) In the event that any of the events described in paragraphs
          (i), (ii) and (iii) shall occur and, notwithstanding the provisions of said paragraphs, any such payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, shall be received by the holder of this Convertible Debenture before all Senior Obligations are paid in full in cash, such payment or distribution shall be held in trust for the benefit of, and shall promptly be paid over or delivered to, the holders of such Senior Obligations or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Obligations may have been issued, as their respective interests may appear, for application (in the case of cash) to or as collateral (in the case of non-cash property or securities) for the payment or prepayment of all Senior Obligations remaining unpaid in full in accordance with their terms, after giving effect to any concurrent payment or distribution to the holders of such Senior Obligations.

               (v) No holder of Senior Obligations shall be prejudiced in its right to enforce subordination of this Convertible Debenture by any act or failure to act on the part of the Corporation. The provisions of this Section 14 are intended to be for the benefit of, and shall be enforceable directly by, the holders of the Senior Obligations.

               (vi) Any representative from time to time selected by the holders of the Senior Obligations (each such representative, a "Senior Debt Representative") is hereby irrevocably authorized and empowered (in its own name or in the name of the holders of this Convertible Debenture or otherwise), but shall have no obligation, to demand, sue for, collect and receive every payment or distribution referred to above in this Section 14 and give acquittance therefor and to file claims and proofs of claim and take such other action (including, without limitation, voting the indebtedness evidenced by this Convertible Debenture in any proceeding referred to in paragraph (ii) above or otherwise or enforcing any security interest or other lien securing payment of the indebtedness evidenced by this Convertible Debenture as it may deem necessary or advisable for the exercise or enforcement of any of the rights or interest of the holders or owners of the Senior Obligations or any Senior Debt Representative hereunder.

               (vii) Each holder hereof shall duly and promptly take such action as any Senior Debt Representative may request (1) to collect the indebtedness evidenced by this Convertible Debenture for the account of the holders and owners of the Senior Obliga tions and the Senior Debt Representatives and to file appropriate claims or proofs of claim in respect of the indebtedness evidenced by this Convertible Debenture, (2) to execute and deliver to any Senior Debt Representative such powers of attorney, assignments or other instruments as it may request in order to enable it to enforce any and all claims with respect to, and any security interests and other liens securing payment of, the indebtedness evidenced by this Convertible Debenture, and (3) to collect and receive any and all payments or distributions that may be payable or deliverable upon or with respect to the indebtedness evidenced by this Convertible Debenture.

               (viii) Each Senior Debt Representative is hereby authorized to demand specific performance of the provisions of this Section 14, whether or not the Corporation shall have complied with any of the provisions hereof applicable to it, at any time when the holder hereof shall have failed to comply with any of the provisions of this Section 14 applicable to such holder. Each holder of this Convertible Debenture hereby irrevocably waives any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance. Each holder of this Convertible Debenture hereby acknowledges that the provisions of this Section 14 are intended to be enforceable at all times, whether before or after the commencement of a proceeding referred to in paragraph (ii) above.

               (ix) Notwithstanding any other provision of this Convertible Debenture, until such time as the Senior Obligations shall have been paid in full in cash, no holder hereof may (1) ask, demand or sue for any payment, distribution or any other remedy in respect of the indebtedness evidenced hereby, (2) commence, or join with any other creditor (other than the holders of the Senior Obligations or any representative thereof) in commencing, any proceeding referred to in paragraph (ii) above or (3) declare any amount of the indebtedness evidenced hereby to be due and payable, in each case during the period (the "Remedy Standstill Period") lasting until the later of (i) May 22, 2006 and (ii) one year after receipt of notice from any holder of any Senior Obligations or any Senior Debt Representative that the making of any payment with respect to this Convertible Debenture would be prohibited at such time by the provisions of paragraph (i) of this
          Section 14; provided, however, that the Remedy Standstill Period shall terminate automatically (a) upon the commencement of any proceeding referred to in paragraph (ii) above,
          (b) upon the acceleration of the maturity of the Senior Obligations or the institution of any foreclosure or other proceedings to enforce the payment of such obligations or (c) at such time as the making of any payment with respect to this Convertible Debenture would not be prohibited by the provisions of paragraph (i) of this Section 14 (unless, in the case of (a) and (b) above, any such proceeding or acceleration shall be rescinded, in which event such Remedy Standstill Period shall automatically be reinstated as of the date of such rescission). Nothing contained herein shall affect the right of any holder of Senior Obligations or any Senior Debt Representative to give notice of any subsequent default under such obligations, including notice of the recurrence of a default previously cured or waived.

               (x) Each holder hereof and the Corporation will, at the Corporation's expense and at any time and from time to time, promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that any representative of the holders of the Senior Obligations may request, in order to protect any right or interest granted or purported to be granted by the provisions of this Section 14 or to enable the holders of such Senior Obligations or such representative to exercise and enforce its rights and remedies hereunder.

               (xi) All rights and interests under this Section 14 of the holders of the Senior Obligations or such representative, and all agreements and obligations of each of the holders hereof and the Corporation under this Section 14, shall remain in full force and effect irrespective of:

                         (1) any lack of validity or enforceability of any
                    agreement or instrument evidencing or relating to any Senior Obligations;

                         (2) any change in the time, manner or place of payment
                    of, or in any other term of, or in the amount of, all or any of the Senior Obligations, or any other amendment or waiver of or any consent to departure from any agreement or instrument evidencing or relating to any Senior Obligations;

                         (3) any exchange, release or non-perfection of any
                    collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Senior Obligations; or

                         (4) any other circumstance that might otherwise
                    constitute a defense available to, or a discharge of, the Corporation or a subordinated creditor.

                    (xii) The provisions of this Section 14 shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Obligations is rescinded or must otherwise be returned by any holder of Senior Obligations or any

               Senior Debt Representative upon the insolvency, bankruptcy or reorganization of the Corporation or otherwise, all as though such payment had not been made.

                    (xiii) Each holder hereof and the Corporation hereby waive promptness, diligence, notice of acceptance and any other notice with respect to any of the Senior Obligations and this Section 14 and any requirement that any holder of Senior Obligations or any representative of such holder protect, secure, perfect or insure any security interest or lien on any property subject thereto or exhaust any right or take any action against the Corporation or any other person or entity or any collateral.

                    (xiv) No failure on the part of any holder of Senior
               Obligations or any representative of such holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

                    (xv) The provisions of this Section 14 constitute a
               continuing agreement and shall (1) remain in full force and effect until the Senior Obligations shall have been paid in full,
               (2) be binding upon the holders hereof and the Corporation and each of their respective successors and assigns, and (3) inure to the benefit of and be enforceable by each of the holders of Senior Obligations and their representatives, successors, transferees and assigns. Without limiting the generality of the foregoing clause (3), any holder of Senior Obligations may assign or otherwise transfer any note or other evidence of indebtedness held by it, or grant any participation in any of its rights or obligations under any agreement or instrument evidencing or relating to such Senior Obligations to any other person or entity, and such other person or entity shall thereupon become vested with all the rights in respect thereof granted to such holder herein or otherwise.

          The provisions of this Section 14 are solely for the purpose of defining the relative rights of the holders of Senior Obligations, on the one hand, and each holder hereof, on the other hand, and nothing herein shall impair, as between the Corporation and each of the holders hereof, the obligation of this Corporation, which is unconditional and absolute, to pay the principal of and interest hereon in accordance with their terms, nor shall anything herein prevent each of the holders hereof from exercising all remedies otherwise permitted by applicable law or this Convertible Debenture upon default hereunder, subject to the rights as set forth above of holders of Senior Obligations to receive cash, property or securities otherwise payable or deliverable to each of the holders hereof.

          Notwithstanding any provision contained herein to the contrary, the indebtedness evidenced hereby shall not be subordinated to claims of any trade creditors of the Corporation.

          15. CONVERSION.

          (a) OPTIONAL CONVERSION. Subject to the terms and conditions of this
Section 15, the holder of this Convertible Debenture shall have the right, at its option at any time, to convert all or any portion of the unpaid principal amount of this Convertible Debenture into such number of fully paid and nonassessable whole shares of Common Stock, $.01 par value, of the Corpo ration ("Common Stock") as is obtained by dividing the principal amount of this Convertible Debenture so to be converted by the conversion price of $11.25 per share or, if different, by the conversion price as last adjusted and in effect at the date of such conversion (such price, or such price as last adjusted, being referred to herein as the "Conversion Price"). Such right of conversion shall be exercised by the holder hereof by giving written notice that the holder elects to convert a stated unpaid principal amount of this Convertible Debenture into Common Stock and by surrender of this Convertible Debenture to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to the holder or holders of this Convertible Debenture) at any time during its usual business hours on the date set forth in such notice, together with a statement of the name or names (with address) in which the certificate or certificates for shares of Common Stock shall be issued.

          (b) AUTOMATIC CONVERSION. In the event that the average closing price of the Common Stock over any 90-day period beginning on or after August 31, 2002 exceeds 150% of the then applicable Conversion Price, then all of the Convertible Debentures at the time issued and outstanding shall be converted into shares of Common Stock in accordance with the terms of paragraph (a) above, automatically and without action on the part of the holders of the Convertible Debentures, with the same effect as if such Convertible Debentures had been surrendered for conversion on such date by the holders thereof.

          (c) ISSUANCE OF CERTIFICATES; TIME CONVERSION EFFECTED. Promptly after
(i) the receipt of the written notice referred to in paragraph (a) above or (ii) the occurrence of the events described in paragraph (b) above, as the case may be, and surrender of this Convertible Debenture, the Corporation shall issue and deliver, or cause to be issued and delivered, to the holder, registered in such name or names as such holder may direct, a certificate or certificates for the number of whole shares of Common Stock issuable upon the conversion of such unpaid principal amount of this Convertible Debenture. To the extent permitted by law, such conversion shall be deemed to have been effected and the Conversion Price shall be determined as of the close of business on the date on which such written notice shall have been received by the Corporation and this Convertible Debenture shall have been surrendered as aforesaid or the last day of the 90-day period described in paragraph (b), as the case may be, and at such time the rights of the holder of this Convertible Debenture, to the extent of the principal amount thereof to be converted, shall cease, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby.

          (d) FRACTIONAL SHARES; DIVIDENDS; PARTIAL CONVERSION. No fractional shares shall be issued upon conversion of the principal amount of this Convertible Debenture or any portion thereof, and no payment or adjustment shall be made upon any conversion on account of any cash dividends on the Common Stock issued upon such conversion. At the time of each conversion, the Corporation shall pay in cash an amount equal to all interest accrued and unpaid on the principal amount of this Convertible Debenture to be converted to the date upon which such conversion is deemed to take place as provided in paragraph (c) above. In case of the conversion of only a portion of the unpaid principal amount of this Convertible Debenture, the holder hereof, at its option, may require the Corporation to execute and deliver at the expense of the Corpora-tion (other than for transfer taxes, if any), upon surrender of this Convertible Debenture, a new Convertible Debenture registered in the name of such person or persons as may be designated by such holder for the principal amount of this Convertible Debenture then remaining unpaid, dated as of the date to which interest has been paid on the principal amount of this Convertible Debenture then remaining unpaid, or may present this Convertible Debenture to the Corporation for notation hereon of the payment of the portion of the principal amount of this Convertible Debenture so converted. If any fractional interest in a share of Common Stock would, except for the provisions of the first sentence of this paragraph (d), be deliverable upon any such conversion, the Corporation, in lieu of delivering the fractional share thereof, shall pay to the holder surrendering this Convertible Debenture for conversion an amount in cash equal to such fractional interest multiplied by the Conversion Price then in effect.

          (e) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF COMMON SHARES. If and whenever the Corporation shall issue or sell, or is in accordance with subparagraphs (i) through (vii) deemed to have issued or sold, any shares of its Common Stock for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the price (calculated to the nearest cent) determined by dividing (x) an amount equal to the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issue or sale (including as outstanding all shares of Common Stock issuable upon conversion of outstanding Convertible Debentures) multiplied by the then existing Conversion Price, and (2) the consideration, if any, received by the Corporation upon such issue or sale, by (y) the total number of shares of Common Stock outstanding immediately after such issue or sale (including as outstanding all shares of Common Stock issuable upon conversion of outstanding Convertible Debentures).

          No adjustment of the Conversion Price, however, shall be made in an amount less than $.01 per share, and any such lesser adjustment shall be carried forward and shall be made at the time and together with the next subsequent adjustment which together with any adjustments so carried forward shall amount to $.01 per share or more.

          For purposes of this subparagraph (e), the following subparagraphs (i) to (vii) shall also be applicable:

                    (i) ISSUANCE OF RIGHTS OR OPTIONS. In case at any time the
               Corporation shall in any manner grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights or options being herein called "Options" and such convertible or exchangeable stock or securities being herein called "Convertible Securities") whether or not such Options, or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which Common Stock is issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities (determined by dividing (x) the total amount, if any, received or receivable by the Corporation as consideration for the granting of such Options, plus the minimum aggregate amount of additional consideration payable to the Corporation upon the exercise of all such Options, plus, in the case of such Options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon the conversion or exchange of all such Convertible Securities issuable upon the exercise of such Options) shall be less than the Conversion Price in effect immediately prior to the time of the granting of such Options, then the total maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the exercise of such Options shall be deemed to have been issued for such price per share as of the date of granting of such Options and thereafter shall be deemed to be outstanding. Except as otherwise provided in subparagraph (iii), no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock or of such Convertible Securities upon exercise of such Options or upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities. If at the end of the period during which such Options or Convertible Securities are exercisable not all Options or Convertible Securities shall have been exercised or converted, the adjusted Conversion Price shall be immediately readjusted to what it would have been based upon the number of additional shares of Common Stock actually issued in respect of such Options and Convertible Securities.

                    (ii) ISSUANCE OF CONVERTIBLE SECURITIES. In case the
               Corporation shall in any manner issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which Common Stock is issuable upon such conversion or exchange (determined by dividing (x) the total amount received or receivable by the Corporation as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Corporation upon the conversion or exchange thereof, by (y) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the Conversion Price in effect immediately prior to the time of such issue or sale, then the total maximum number of shares of Common Stock issuable upon conversion or exchange of all such Convertible Securities shall be deemed to have been issued for such price per share as of the date of the issue or sale of such Convertible Securities and thereafter shall be deemed to be outstanding, provided that (1) except as otherwise provided in subparagraph (iii) below, no adjustment of the Conversion Price shall be made upon the actual issue of such Common Stock upon conversion or exchange of such Convertible Securities and (2) if any such issue or sale of such Convertible Securities is made upon exercise of any Option to purchase any such Convertible Securities for which adjustments of the Conversion Price have been or are to be made pursuant to other provisions of this paragraph (e), no further adjustment of the Conversion Price shall be made by reason of such issue or sale. If at the end of the period during which such Convertible Securities are convertible not all Convertible Securities shall have been converted, the adjusted Conversion Price shall be immediately readjusted to what it would have been based upon the number of additional shares of Common Stock actually issued in respect of such Convertible Securities.

                    (iii) CHANGE IN OPTION PRICE OR CONVERSION RATE. Upon the
               happening of any of the following events, namely, if the purchase price provided for in any Option referred to in subparagraph (i), the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subparagraph (i) or (ii), or the rate at which any Convertible Securities referred to in subparagraph (i) or (ii) are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution), the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such Options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold; and on the expiration of any such Option or termination of any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such Option or Convertible Securities, to the extent outstanding immediately prior to such expiration or termination, never been issued, and the Common Stock issuable thereunder shall no longer be deemed to be outstanding. If the purchase price provided for in any such Option referred to in subparagraph (i) or the rate at which any Convertible Securities referred to in subparagraph (i) or (ii) are convertible into or exchangeable for Common Stock shall be reduced at any time under or by reason of provisions with respect thereto designed to protect against dilution, then, in case of the delivery of Common Stock upon the exercise of any such Option or upon conversion or exchange of any such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be adjusted to such respective amount as would have been obtained had such Option or Convertible Securities never been issued as to such Common Stock and had adjustments been made upon the issuance of the shares of Common Stock delivered as aforesaid, but only if as a result of such adjustment the Conversion Price then in effect hereunder is thereby reduced.

                    (iv) STOCK DIVIDENDS. Without duplication of the adjustment contemplated by clause (f) below, in case the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock, Options or Convertible Securities, any Common Stock, Options or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                    (v) CONSIDERATION FOR STOCK. In case any shares of Common
               Stock, Options or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Corporation therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any shares of Common Stock, Options or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Corporation shall be deemed to be the fair value of such consideration as determined in good faith by the Board of Directors of the Corporation, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Corporation in connection therewith. In case any Options shall be issued in connection with the issue and sale of other securities of the Corporation, together compromising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued without consideration.

                    (vi) RECORD DATE. In case the Corporation shall take a
               record of the holders of its Common Stock for the purpose of entitling them (x) to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities, or
               (y) to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                    (vii) TREASURY SHARES. The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Corporation, and the disposition of any such shares shall be considered an issue or sale of Common Stock for the purposes of this paragraph (e).

          (f) SUBDIVISION OR COMBINATION OF STOCK. Without duplication of the adjustment contemplated by clause (iv) of paragraph (e), in case the Corporation shall at any time declare a dividend or make any other distribution upon any stock of the Corporation payable in Common Stock or subdivide its outstanding shares of Common Stock into a greater number of shares, the

Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Corporation shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

          (g) CERTAIN ISSUES OF STOCK EXCEPTED. Anything herein to the contrary notwithstanding, the Corporation shall not make any adjustment of the Conversion Price in the case of (i) the issuance of shares of Common Stock upon conversion of Convertible Debentures; (ii) the issuance of Options or shares of Common Stock to employees, directors or consultants of the Corporation or its subsidiaries, either directly or pursuant to Options, pursuant to plans or arrangements approved by the Board of Directors (or Compensation Committee thereof) of the Corporation; (iii) the issuance of shares of Common Stock in respect of any Convertible Securities or Options issued by the Corporation prior to the date of this Convertible Debenture; or (iv) the issuance of shares of Common Stock in connection with any acquisition, merger, consolidation, or other business combination transaction.

          (h) REORGANIZATION OR RECLASSIFICATION. If any capital reorganization or reclassification of the capital stock of the Corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization or reclassification, lawful and adequate provisions shall be made whereby each holder of a Convertible Debenture shall thereafter have the right to receive, upon the basis and upon the terms and conditions specified herein and in lieu of the shares of Common Stock of the Corporation immediately there tofore receivable upon the conversion of such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such stock immediately theretofore so receivable had such reorganization or reclassification not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of such holder to the end that the provisions hereof (including without limitation provisions for adjustments of the Conversion Price) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise of such conversion rights (including an immediate adjustment, by reason of such reorganization or reclassification, of the Conversion Price to the value for the Common Stock reflected by the terms of such reorganization or reclassification if the value so reflected is less than the Conversion Price in effect immediately prior to such reorganization or reclassification). In the event of a merger or consolidation of the Corporation as a result of which a greater or lesser number of shares of Common Stock of the surviving corporation are issuable to holders of Common Stock of the Corporation outstanding immediately prior to such merger or consolidation, the Conversion Price in effect immediately prior to such merger or consolidation shall be adjusted in the same manner as though there were a subdivision or combination of the outstanding shares of Common Stock of the Corporation. The Corporation will not effect any such consolidation, merger, or any sale of all or substantially all of its assets or properties, unless prior to the consummation thereof the successor corporation or other entity (if other than the Corporation) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed or delivered to each holder of Convertible Debentures at the last address of such holder appearing on the books of the Corporation, the obligation to deliver to such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to receive.

          (i) NOTICE OF ADJUSTMENT. Upon any adjustment of the Conversion Price, then and in each such case the Corporation shall give written notice thereof, by first class mail, postage prepaid, addressed to each holder of Convertible Debenture at the address of such holder as set forth in the register maintained by the Corporation for the registration of transfer and exchange of Convertible Debentures, which notice shall state the Conversion Price resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

          (j) OTHER NOTICES. In case at any time:

          (i) the Corporation shall declare any dividend upon its Common Stock payable in cash or stock or make any other distribution to the holders of its Common Stock;

          (ii) the Corporation shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or other rights;

          (iii) there shall be any capital reorganization or reclassification of the capital stock of the Corporation, or a consolidation or merger of the Corporation with, or a sale of all or substantially all its assets to, another corporation or other entity; or

          (iv) there shall be a voluntary or involuntary dissolution, liquidation or winding-up of the Corporation;

then, in any one or more of said cases, the Corporation shall give, by first class mail, postage prepaid, addressed to each holder of Convertible Debentures at the address of such holder as set forth in the register maintained by the Corporation for the registration of transfer and exchange of Convertible Debentures, (A) at least 20 days' prior written notice of the date on which the books of the Corporation shall close or a record shall be taken for such dividend, distribution or sub scription rights or for determining rights to vote in respect of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, and (B) in the case of any such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, at least 20 days' prior written notice of the date when the same shall take place. Such notice in accordance with the foregoing clause (A) shall also specify, in the case of any such dividend, distribution or subscription rights, the date on which the holders of Common Stock shall be entitled thereto, and such notice in accordance with the foregoing clause (B) shall also specify the date on which the holders of Common Stock shall be entitled to exchange their Common

Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation or winding up, as the case may be.

          (k) STOCK TO BE RESERVED. The Corporation will at all times reserve and keep available out of its authorized Common Stock or its treasury shares, solely for the purpose of issue upon the conversion of the Convertible Debentures as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of the unpaid principal amount of all outstanding Convertible Debentures. The Corporation covenants that all shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonas sessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation covenants that it will from time to time take all such action within its control as may be requisite to assure that the par value per share of the Common Stock is at all times equal to or less than the effective Conversion Price. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirements of any national securities exchange upon which the Common Stock of the Corporation may be listed. The Corporation will not take any action which results in any adjust ment of the Conversion Price if the total number of shares of Common Stock issued and issuable after such action upon conversion of the Convertible Debentures would exceed the total number of shares of Common Stock then authorized by the Corporation's Certificate of Incorporation.

          (l) ISSUE TAX. The issuance of certificates for shares of Common Stock upon conversion of the Convertible Debentures shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Convertible Debenture the principal amount of which is being converted.

          (m) CLOSING OF BOOKS. The Corporation will at no time close its transfer books against the transfer of any Convertible Debenture or of any shares of Common Stock issued or issuable upon the conversion of any Convertible Debenture in any manner which interferes with the timely conversion of such Convertible Debenture.

          (n) DEFINITION OF COMMON STOCK. As used in this Section 15, the term "Common Stock" shall mean and include the Corporation's authorized Common Stock, $.01 par value, as constituted on August 31, 1999, and shall also include any capital stock of any class of the Corporation thereafter authorized which shall not be limited to a fixed sum or percentage of par value in respect of the rights of the holders thereof to participate in dividends or in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

          16. COVENANTS BIND SUCCESSORS AND ASSIGNS. All the covenants, stipulations, promises and agreements in this Convertible Debenture contained by or on behalf of the Corporation shall bind its successors and assigns, whether so expressed or not.

          17. GOVERNING LAW. This Convertible Debenture shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

          18. HEADINGS. The headings of the Sections and subsections of this Convertible Debenture are inserted for convenience only and do not constitute a part of this Convertible Debenture.

          19. NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by facsimile addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

                  if to the Corporation, to

                           Quorum Health Group, Inc.
                           103 Continental Place
                           Brentwood, Tennessee 37027
                           Fax:  (615) 371-4788
                           Attention:  Ashby Q. Burks, Esq.

                  with a copy to

                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, New York 10004
                           Fax:  (212) 859-4000
                           Attention:  Jeffrey Bagner, Esq.

                  if to the holder of this Convertible Debenture, to

                           Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                           New York, New York  10022
                           Fax:  (212) 893-9565
                           Attention:  Russell L. Carson
                  with a copy to

                           Reboul, MacMurray, Hewitt, Maynard & Kristol
                           45 Rockefeller Plaza
                           New York, New York  10111
                           Fax:  (212) 841-5725
                           Attention:  Robert A. Schwed, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of facsimile, when received.

          IN WITNESS WHEREOF, QUORUM HEALTH GROUP, INC. has caused this Convertible Debenture to be signed in its corporate name by one of its officers thereunto duly authorized and to be dated as of the day and year first above written.


                                                     QUORUM HEALTH GROUP, INC.



                                                     By
                                                       -------------------------
                                                     Name:
                                                     Title:

                                                                       EXHIBIT D

                          REGISTRATION RIGHTS AGREEMENT


                                                                 August 31, 1999


To the several persons named in
Schedule I hereto

Ladies and Gentlemen:

          This will confirm that, in consideration of the purchase by Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII") and the several other persons named in Schedule I hereto (collectively with WCAS VIII, the "WCAS Purchasers") from Quorum Health Group, Inc., a Delaware corporation (the "Company"), of $150,000,000 aggregate principal amount of the Company's 6% Convertible Subordinated Debentures due August 31, 2009 (the "WCAS Debentures"), which WCAS Debentures are convertible into shares (the "Conversion Shares") of Common Stock, $.01 par value ("Common Stock"), of the Company on the terms set forth therein, all on the terms and subject to the conditions set forth in the Securities Purchase Agreement dated as of August
18, 1999 (the "WCAS Purchase Agreement"), among the Company and the WCAS Purchasers, the Company hereby covenants and agrees with each of you, and with each subsequent holder of Restricted Stock (as defined herein) as follows:

          1. CERTAIN DEFINITIONS; INCONSISTENT PROVISIONS. As used herein, the following terms shall have the following respective meanings:

          "Commission" means the Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

          "Conversion Shares" means the shares of Common Stock into which the WCAS Debentures may be converted.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Registration Expenses" means the expenses so described in Section 7 hereof.

          "Restricted Stock" means the shares of capital stock of the Company, the certificates for which are required to bear the legend set forth in Section 2 hereof.

          "Securities Act" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

          "Selling Expenses" means the expenses so described in Section 7 hereof.

          2. RESTRICTIVE LEGEND. Each certificate representing the Conversion Shares and each certificate issued upon exchange, adjustment or transfer of any of the foregoing, other than in a public sale or as otherwise permitted by the last paragraph of Section 3 hereof, shall be stamped or otherwise imprinted with a legend substantially in the following form:

                  THE SECURITIES EVIDENCED BY THIS CERTIFICATE
                  HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE BEEN REGISTERED UNDER THAT ACT OR AN EXEMPTION
                  FROM REGISTRATION IS AVAILABLE.

          3. TRANSFER. Each certificate for Restricted Stock transferred shall bear the legend set forth in Section 2, unless (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act), (ii) such transfer is pursuant to a public sale as contemplated by Sections 4 or 5 hereof or (iii) an opinion of counsel reasonably satisfactory to the Company (it being agreed that Reboul, MacMurray, Hewitt, Maynard & Kristol is and shall be satisfactory) is rendered to the effect that the proposed transfer of Restricted Stock may be effected without registration under the Securities Act and the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. The Company acknowledges and agrees that transfer made in compliance with the Securities Act and applicable state securities or Blue Sky laws to an entity owning, directly or indirectly, all the common equity of such holder or any wholly-owned direct or indirect subsidiary of such parent entity shall be deemed to be in compliance with this Agreement, provided such new holder shall execute a writing agreeing to be bound hereby.

          The foregoing restrictions on transferability of Restricted Stock shall terminate as to any particular shares of Restricted Stock when such shares shall have been effectively registered under the Securities Act and sold or otherwise disposed of in accordance with the intended method of disposition by the seller or sellers thereof set forth in the registration statement concerning such shares. Whenever a holder of Restricted Stock is able to demonstrate to the Company (and its counsel) that the provisions of Rule 144(k) of the Securities Act are available to such holder without limitation, such holder of Restricted Stock shall be entitled to receive from the Company, without expense, a new certificate not bearing the restrictive legend set forth in Section 2.

          4. REQUIRED REGISTRATION.

          (a) Subject to the provisions of paragraph(e) below, at any time after the second anniversary of the date hereof and prior to the fifth anniversary of the date hereof, the holders of Restricted Stock constituting at least a majority of the Restricted Stock outstanding at such time may request in writing the Company to register under the Securities Act all or any portion of the Restricted Stock held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the only securities which the Company shall be required to register pursuant hereto shall be shares of Common Stock; and provided further, however, that (i) the aggregate number of shares of Restricted Stock so requested to be registered shall not be less than 3,333,333 shares, and (ii) the reasonably anticipated price to the public of such shares shall be at least $37,500,000.

          (b) As soon as practicable following receipt of any written notice under this Section 4, the Company shall notify any holders of Restricted Stock from whom notice has not been received, and shall use its reasonable best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in such notice from such requesting holders, the number of shares of Restricted Stock specified in such notice (and the number of shares of Restricted Stock specified in any notices received from other such holders of Restricted Stock within 30 days after the date such notice was sent by the Company); provided, however, that if the proposed method of disposition specified by the requesting holders of Restricted Stock shall be an underwritten publicing, the number of shares of Restricted Stock to be included in such an offering may be reduced if and to the extent that the managing underwriter shall be of the opinion that such inclusion would adversely affect the marketing of the Restricted Stock to be sold. If such method of disposition shall be an underwritten public offering, the Company may designate the managing underwriter of such offering, subject to the approval of the selling holders of a majority of the Restricted Stock included in the offering, which approval shall not be unreasonably withheld. Notwithstanding anything to the contrary contained herein, the obligation of the Company under this Section 4 shall be deemed satisfied only when a registration statement covering all shares of Restricted Stock specified in notices received as aforesaid, for sale in accordance with the method of disposition specified by the requesting holders of Restricted Stock, shall have become effective and, if such method of dis-position is a firm commitment underwritten public offering, either (i) all such shares shall have been sold pursuant thereto or (ii) if such number of shares registered for sale in such underwritten public offering is reduced upon the advice of the managing underwriter thereof as described above, not less than 75% of all the shares of Restricted Stock that was requested to be included in such underwriting shall have been sold pursuant thereto, as the case may be.

          (c) In the event that the Board of Directors of the Company determines in good faith that the filing of a registration statement pursuant hereto would be detrimental to the Company, the Board of Directors may defer such filing for a period not to exceed 180 days. The Board of Directors may not effect more than 180 days of deferral during any twelve-month period. The Company's Board of Directors agrees to notify as soon as practicable all holders of

Restricted Stock who requested registration of any such deferral, and shall provide to such holders a reasonably complete explanation therefor.

          (d) The Company shall be entitled to include in any registration statement referred to in this Section 4, for sale in accordance with the method of disposition specified by the requesting holders, shares of Common Stock to be sold by the Company for its own account, except to the extent that, in the opinion of the managing underwriter in an underwritten public offering, such inclusion would adversely affect the marketing of the Restricted Stock to be sold.

          (e) Notwithstanding anything to the contrary contained herein, the Company shall be obligated to register Restricted Stock pursuant to this Section 4 on only one occasion.

          (f) A registration will not be considered to be registration under this Section 4 unless it has been kept continuously effective for a period of at least 90 days following the date on which such registration was declared effective or such shorter period that will terminate when all the Restricted Stock covered by the registration have been sold pursuant to the terms of such registration.

          5. INCIDENTAL REGISTRATION. If the Company at any time (other than pursuant to Section 4 hereof) after the second anniversary of the date hereof and during the term of this Agreement proposes to register any of its Common Stock under the Securities Act for sale to the public for cash, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Form S-4 or Form S-8 or another form not available for registering the Restricted Stock for sale to the public), it will give written notice at such time to all holders of outstanding Restricted Stock of its intention to do so. Upon the written request of any such holder, given within 30 days after the date any such notice was sent by the Company, to register any of its Restricted Stock (which request shall state the intended method of disposition thereof), the Company will use its reasonable best efforts to cause the Restricted Stock as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent requisite to permit the sale or other disposition by the holder of such Restricted Stock so registered with the same intended method of disposition as proposed by the Company; provided that nothing herein shall prevent the Company from abandoning or delaying such registration at any time; provided, further, that the only securities which the Company shall be required to register shall be shares of Common Stock. In the event that any registration pursuant to this Section 5 shall be, in whole or in part, an underwritten public offering of Common Stock, the Company may designate the managing underwriter of such offering. The number of shares of Restricted Stock to be included in an underwriting may be reduced pro rata among the requesting holders of Restricted Stock and other holders of Restricted Stock who have exercised similar registration rights (other than such holders who may have exercised their registration rights to initiate the registration statement giving rise to the rights of the holders of Restricted Stock under this Section 5, which holders shall be given priority if the number of shares registered is reduced) based upon the number of shares of Restricted Stock so requested to be registered, if and to the extent that the managing underwriter shall be of the opinion that such inclusion or sale would adversely affect the marketing of the securities to be sold by the Company therein.

          Notwithstanding anything to the contrary contained in this Section 5, in the event that there is an underwritten public offering of securities of the Company pursuant to a registration covering Restricted Stock and a holder of Restricted Stock does not elect to sell such holder's Restricted Stock to the underwriters of the Company's securities in connection with such offering or such holder's Restricted Stock is excluded from the offering as provided above, such holder shall refrain from selling such Restricted Stock so registered pursuant to this Section 5 during the period of distribution of the Company's securities by such underwriters and the period in which the underwriting syndicate participates in the after market; provided, however, that such holder shall, in any event, be entitled to sell its Restricted Stock commencing on the 90th day after the effective date of such registration statement or, if later, on such date (but in no event later than the 180th day after such effective date) as contractual "lock-up" restrictions imposed by the underwriters shall expire or be released.

          6. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of Section 4 or 5 hereof to use its reasonable best efforts to effect the registration of any of the Restricted Stock under the Securities Act, the Company will, as expeditiously as possible:

          (a) prepare (and afford counsel for the selling holders reasonable opportunity to review and comment thereon) and file with the Commission a registration statement on the most appropriate form adequate for the purposes thereof with respect to such securities and use its reasonable best efforts to cause such registration statement to become and remain effective for the period of the distribution required under the terms of this Agreement;

          (b) prepare (and afford counsel for the selling holders reasonable opportunity to review and comment thereon if time permits) and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period required under the terms of this Agreement and to comply with the provisions of the Securities Act with respect to the disposition of all Restricted Stock covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period (and in accordance with the terms of this Agreement);

          (c) furnish to each seller and to each underwriter such number of copies of the registration statement and the prospectus included therein (including each preliminary prospectus) as such persons may reasonably request in order to facilitate the public sale or other disposition of the Restricted Stock covered by such registration statement;

          (d) use its reasonable best efforts to register or qualify the Restricted Stock covered by such registration statement under the securities or blue sky laws of such jurisdictions as the sellers of Restricted Stock or, in the case of an underwritten public offering, the managing underwriter, shall reasonably request (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph (d), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

          (e) immediately notify each seller under such registration statement and each underwriter, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing (following which notification the sellers agree to discontinue sales of their Restricted Stock covered by such registration statement until such misstatement or omission shall have been remedied);

          (f) use all reasonable efforts (if the offering is underwritten) to furnish, at the request of any seller, on the date that Restricted Stock is delivered to the underwriters for sale pursuant to such registration:
     (i) an opinion of counsel representing the Company for the purposes of such registration, addressed to the underwriters and to such seller and dated such date, stating (A) to the best knowledge of such counsel, that such registration statement has become effective under the Securities Act, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus, and each amendment or supplement thereof comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need express no opinion as to financial statements, the notes thereto, and the financial schedules and other financial and statistical data contained therein), and (C) to such other effects as may reasonably be requested by counsel for the underwriters or by such seller or its counsel and which are customary in underwritings of the type being undertaken, and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the underwriters, stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as such underwriters or seller may reasonably request and which are customary in underwritings of the type being undertaken; and

          (g) make available for inspection by each seller, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, subject to customary undertakings with respect to the confidentiality thereof, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement and permit such seller, attorney, accountant or agent to participate in the preparation of such registration statement.

          In connection with each registration hereunder, the selling holders of Restricted Stock will furnish to the Company in writing such information with respect to themselves and the proposed distribution by them as shall be reasonably necessary in order to assure compliance with federal and applicable state securities laws.

          In connection with each registration pursuant to Sections 4 and 5 hereof covering an underwritten public offering, the Company and each holder of Restricted Stock selling shares in such offering agrees to enter into a written agreement with the managing underwriter selected in the manner herein provided in such form (as well as all other customary questionnaires, powers of attorney, custody agreements and other documents) and containing such provisions as are customary in the securities business for such an arrangement between nationally recognized underwriters and companies of the Company's size and investment stature; provided, however, that such agreement shall not contain any such provision applicable to the Company or any selling stockholder which is inconsistent in any material respect with the provisions hereof.

          7. EXPENSES. All expenses incurred by the Company in complying with Sections 4 and 5 hereof, including without limitation all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees of the National Association of Securities Dealers, Inc., transfer taxes (other than any transfer tax arising from the transfer of shares by a stockholder to another person other than in connection with the public sale of such shares), and fees of transfer agents and registrars, but excluding any Selling Expenses, are herein called "Registration Expenses." Notwithstanding the foregoing, (i) the Company shall not be required to pay the fees and expenses of counsel for the holders of Restricted Stock, and the holders shall be responsible for, and reimburse the Company for, all Registration Expenses if the registration statement relating to the incurrence of such expenses was withdrawn at the request of the holders (unless the holders agree in writing that the withdrawn registration statement counts as a registration for purposes of Section 4(e) hereof). All underwriting discounts and selling commissions applicable to the sale of Restricted Stock and other expenses not required to be paid by the Company are herein called "Selling Expenses."

          The Company will pay all Registration Expenses in connection with each registration statement filed pursuant to Section 4 or 5 hereof. All Selling Expenses in connection with any registration statement filed pursuant to Section 4 or 5 hereof shall be borne by the participating sellers in proportion to the number of shares sold by each, or by such persons other than the Company (except to the extent the Company shall be a seller) as they may agree.

          8. INDEMNIFICATION. In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Section 4 or 5 hereof, the Company will indemnify and hold harmless each seller of such Restricted Stock thereunder and each underwriter of Restricted Stock thereunder and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Section 4 or 5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such seller, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such seller, such underwriter or such controlling person in writing specifically for use in such registration statement or prospectus.

          In the event of a registration of any of the Restricted Stock under the Securities Act pursuant to Section 4 or 5 hereof, each seller of such Restricted Stock thereunder, severally and not jointly, will indemnify and hold harmless the Company and each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Restricted Stock was registered under the Securities Act pursuant to Section 4 or 5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus; and provided, further, that the liability of each seller hereunder shall be limited to the proceeds (net of underwriting discounts and commissions) received by such seller from the sale of Restricted Stock covered by such registration statement.

          Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party except to the extent the indemnified party is materially prejudiced thereby or other than under this Section 8. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party, or if the interests of the indemnified party reasonably may be deemed to conflict in any material respect with the interests of the indemnifying party, the indemnified party shall have the right to select a separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other reasonable expenses related to such participation to be reimbursed by the indemnifying party as incurred.

          Notwithstanding the foregoing, any indemnified party shall have the right to retain its own counsel in any such action, but the fees and disbursements of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party shall have failed to retain counsel for the indemnified person as aforesaid, (ii) the indemnifying party and such indemnified party shall have mutually agreed to the retention of such counsel or
(iii) in the circumstances described in the proviso at the end of the immediately preceding paragraph. It is understood that the indemnifying party shall not, in connection with any action or related actions in the same jurisdiction, be liable for the fees and disbursements of more than one separate firm qualified in such jurisdiction to act as counsel for all of the indemnified parties. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement.

          If the indemnification provided for in the first two paragraphs of this Section 8 is unavailable or insufficient to hold harmless an indemnified party under such paragraphs in respect of any losses, claims, damages or liabilities or actions in respect thereof referred to therein for any reason other than any exclusion or limitation expressly stated in such paragraphs, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or actions in such proportion as appropriate to reflect the relative fault of the Company, on the one hand, and the underwriters and the sellers of such Restricted Stock, on the other, in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions as well as any other relevant equitable considerations, including the failure to give any notice under the third paragraph of this Section 8. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company, on the one hand, or the underwriters and the sellers of such Restricted Stock, on the other, and to the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and each of you agree that it would not be just and equitable if contributions pursuant to this paragraph were determined by pro rata allocation (even if all of the sellers of such Restricted Stock were treated as one entity for such purpose) or by any other method of allocation which did not take account of the equitable considerations referred to above in this paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or action in respect thereof, referred to above in this paragraph, shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this paragraph, the sellers of such Restricted Stock shall not be required to contribute any amount in excess of the amount, if any, by which the total price at which the Common Stock sold by each of them was offered to the public exceeds the amount of any damages which they would have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission and subject to reasonable limitations on the contribution obligations of underwriters. No person guilty of fraudulent misrepresentations (within the meaning of Section 11(f) of the Securities Act), shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation.

          The indemnification and contribution of underwriters provided for in this Section 8 shall be on such other terms and conditions as are at the time customary and reasonably required by such underwriters. In that event, the indemnification and contribution of the sellers of Restricted Stock in such underwriting shall at the sellers' request be modified to conform to such terms and conditions.

          9. CHANGES IN COMMON STOCK. If, and as often as, there are any changes in the Common Stock by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

          10. RULE 144 REPORTING. The Company agrees with you as follows:

          (a) The Company shall make and keep public information available, as those terms are understood and defined in Rule 144(c)(1) or (c)(2), whichever is applicable, under the Securities Act, at all times from and after the date it is first required to do so.

          (b) The Company shall file with the Commission in a timely manner all reports and other documents as the Commission may prescribe under Section 13(a) or 15(d) of the Exchange Act at all times during which the Company is subject to such reporting require ments of the Exchange Act.

          (c) The Company shall furnish to such holder of Restricted Stock as promptly as practicable upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after the date it first becomes subject to such reporting requirements) and of the Securities Act and the Exchange Act (at any time during which it is subject to such reporting requirements), (ii) a copy of the most recent annual or quarterly report of the Company and (iii) such other reports and documents so filed as a holder may reasonably request to avail itself of any rule or regulation of the Commission allowing a holder of Restricted Stock to sell any such securities without registration.

          11. MISCELLANEOUS.

          (a) All covenants and agreements contained in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not until the expiration of this Agreement on August 31, 2009. Without limiting the generality of the foregoing, the registration rights conferred herein on the holders of Restricted Stock shall inure to the benefit of any and all subsequent holders from time to time of the Restricted Stock for so long as the certificates representing the Restricted Stock shall be required to bear the legend specified in Section 2 hereof.

          (b) Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or duly sent by first class certified mail, postage prepaid, by nationally recognized overnight courier, or by facsimile addressed to such party at the address or facsimile number set forth below or such other address or facsimile number as may hereafter be designated in writing by the addressee to the addressor listing all parties:

                  if to the Company, to

                           Quorum Health Group, Inc.
                           103 Continental Place
                           Brentwood, Tennessee 37027
                           Fax:  (615) 371-4788
                           Attention:  Ashby Q. Burks, Esq.

                  with a copy to

                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, New York 10004
                           Fax:  (212) 859-4000
                           Attention:  Jeffrey Bagner, Esq.

                  if to any WCAS Purchaser, to

                           Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                           New York, New York  10022
                           Fax:  (212) 893-9565
                           Attention:  Russell L. Carson

                  with a copy to

                           Reboul, MacMurray, Hewitt, Maynard & Kristol
                           45 Rockefeller Plaza
                           New York, New York  10111
                           Fax:  (212) 841-5725
                           Attention:  Robert A. Schwed, Esq.

or, in any case, at such other address or addresses as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing, (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier, and (d) in the case of facsimile, when received.

          (c) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to conflict of laws principles.

          (d) This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except in a writing signed by the Company and the holders of not less than a majority of the Restricted Stock then outstanding.

          (e) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          Please indicate your acceptance of the foregoing by signing and returning the enclosed counterpart of this letter, whereupon this letter (herein sometimes called "this Agreement") shall be a binding agreement between the Company and you.


                                       Very truly yours,

                                       QUORUM HEALTH GROUP, INC.


                                        By:
                                           ----------------------
                                        Name:
                                        Title:


AGREED TO AND ACCEPTED
as of the date first above written:


WELSH, CARSON, ANDERSON &
  STOWE VIII, L.P.

By WCAS VIII Associates LLC,
         General Partner


By:
   -------------------------
         Managing Member

John Almeida
Bruce K. Anderson
Russell L. Carson
Anthony J. de Nicola
Eric J. Lee
D. Scott Mackesy
Thomas E. McInerney
Robert A. Minicucci
Priscilla A. Newman
Andrew M. Paul
Paul B. Queally
Rudolph E. Rupert
Lawrence B. Sorrel
Sanjay Swani
Sean Traynor
Laura M. VanBuren
Patrick J. Welsh


By:
   -------------------------
Jonathan M. Rather,
Individually and as Attorney-In-Fact

                                   Schedule I


Welsh, Carson, Anderson & Stowe VIII, L.P.
John Almeida
Bruce K. Anderson
Russell L. Carson
Anthony J. de Nicola
Eric J. Lee
Thomas E. McInerney
D. Scott Mackesy
Robert A. Minicucci
Priscilla A. Newman
Andrew M. Paul
Paul B. Queally
Jonathan M. Rather
Rudolph E. Rupert
Lawrence B. Sorrel
Sanjay Swani
Sean Traynor
Laura M. VanBuren
Patrick J. Welsh

                                                                       EXHIBIT E

                             STOCKHOLDERS AGREEMENT

          STOCKHOLDERS AGREEMENT dated as of August 31, 1999, by and among QUORUM HEALTH GROUP, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VIII, L.P. ("WCAS VIII") and the several other persons named in Schedule I hereto (collectively with WCAS VIII, the "Stockholders").

          WHEREAS, the Company and the Stockholders have entered into a Securities Purchase Agreement dated as of August 18, 1999 (the "WCAS Purchase Agreement"), pursuant to which and on the terms and subject to the conditions set forth therein, such Stockholders shall purchase $150,000,000 aggregate principal amount of the Company's 6% Convertible Subordinated Debentures due August 31, 2009 ("Debentures"), which are convertible under certain circumstances into shares (the "Conversion Shares") of Common Stock, $.01 par value ("Common Stock"), of the Company; and

          WHEREAS, the Company and each of the Stockholders desire to make certain arrangements among themselves with respect to the matters set forth herein;

          NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

          Section 1. VOTING AGREEMENT. During the term of this Agreement, at each annual or special stockholders' meeting, and whenever the stockholders of the Company act by written consent with respect to the election of directors, each Stockholder, severally and not jointly, agrees to vote or otherwise give such Stockholder's consent in respect of all shares of capital stock of the Company (whether now or hereafter acquired) owned by such Stockholder as follows:

          (a) for the election to the Company's Board of Directors of the candidates nominated by the Company's Board of Directors at such meeting, if any, each to serve in accordance with the provisions of the Company's Bylaws and applicable corporate law until his or her successor shall have been elected and shall have qualified, and

          (b) as directed by the Company's Board of Directors with respect to any proposed transaction that would constitute a Change of Control (as hereinafter defined) of the Company.

          For purposes of this Section 1, "Change of Control" means (i) the sale, lease or transfer, whether direct or indirect (other than by way of merger or consolidation), of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, in one transaction or a series of related transactions, to any "person" or "group," (ii) the liquidation or dissolution of the Company or the adoption of a plan of liquidation or dissolution of the Company, (iii) the acquisition of "beneficial ownership" by any "person" or "group" of securities of the Company which when aggregated with all other securities of the Company then owned by such person or group would permit such person or group to elect a majority of the directors of the Company or any successor entity (such securities entitled to so vote being referred to as "Voting Stock") by way of sale, transfer or issuance of, or a series of sales, transfers and/or issuances of, Voting Stock or otherwise, or (iv) any merger or consolidation to which the Company is a party, except for a merger or consolidation in which the holders of the Company's outstanding Voting Stock entitled to elect a majority of the members of the Company's Board of Directors immediately prior to the merger or consolidation shall continue to own directly or beneficially the outstanding Voting Stock of the surviving corporation entitled to elect a majority of the Board of Directors of the surviving corporation after giving effect to the merger or consolidation.

          For purposes of this Agreement, (i) the terms "person" and "group" shall have the meanings set forth in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not applicable, and
(ii) the term "beneficial owner" shall have the meaning set forth in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable.

          Section 2. TRANSFER RESTRICTIONS. Each of the Stockholders hereby covenants and agrees, severally and not jointly, that, (i) during the term of this Agreement, with respect to the Debentures, and (ii) during a period of two years from the date hereof, with respect to the Conversion Shares, it will not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of (any such act being referred to herein as a "transfer") any of the Debentures or Conversion Shares, other than (x) a transfer to any other Stockholder, (y) a transfer by a Stockholder to his or her spouse or lineal descendants, or any trust or other entity owned by or for the benefit of any such person, or (z) a transfer pursuant to a transaction that would constitute a Change of Control that is approved by the Board of Directors of the Company as provided in Section 1(b) above. Thereafter, each Stockholder hereby covenants and agrees, severally and not jointly, that it will not, directly or indirectly, transfer any of the Debentures or Conversion Shares, other than (i) in the case of WCAS VIII, to its partners, (ii) in compliance with Rule 144 of the Exchange Act, (iii) pursuant to the Registration Rights Agreement entered into in connection with the WCAS Purchase Agreement, or (iv) as permitted by clauses
(x), (y) or (z) of the immediately preceding sentence. Any such transferee pursuant to clause (y) of the first sentence of this Section 2 and clause (i) of the second sentence of this Section 2 shall agree in writing with the parties hereto to be bound by, and to comply with, all applicable provisions of this Agreement and to be deemed to be a Stockholder for purposes of this Agreement.

          Section 3. LIMITATION ON BENEFICIAL OWNERSHIP. Each of the Stockholders hereby covenants and agrees, severally and not jointly, that without the prior approval of the Company's Board of Directors (it being understood that no director who is an affiliate of any of the Stockholders shall participate in granting such approval) for the term of this Agreement, it shall not purchase or otherwise acquire shares of Common Stock or other securities convertible into, or exercisable or exchangeable for, Common Stock, which shares, when aggregated with all shares of Common Stock beneficially owned by the Stockholders immediately prior to such transaction, would constitute greater than 30% of the outstanding shares of Common Stock on a fully-diluted basis.

          Section 4. CERTAIN OTHER LIMITATIONS. Each of the Stockholders hereby covenants and agrees, severally and not jointly, that during the term of this Agreement it will not, without the prior approval of the Board of Directors of the Company (it being understood that no director that is an affiliate of any of the Stockholders shall participate in granting such approval), either alone or as part of a group:

          (a) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company or any of its affiliates;

          (b) initiate or propose any stockholder proposals for submission to a vote of stockholders, whether by action at a stockholder meeting or by written consent, with respect to the Company or any of its affiliates, or propose any person for election to the Board of Directors of the Company or any of its affiliates, or propose the removal of any member of the Board of Directors of the Company or any of its affiliates;

          (c) make any offer or proposal to the Board of Directors of the Company or publicly announce any offer or proposal (or publicly announce its interest in making any such offer or proposal) to enter into any transaction of merger, consolidation, sale of substantial assets or any other business combination involving the Company or any of its affiliates, whether or not any parties other than the Stockholders and their affiliates are involved (it being understood that this clause (c) shall not apply if a third party not acting in concert with any of the Stockholders or their affiliates publicly announces any offer or proposal (or publicly announces its interest in making any such offer or proposal) to enter into any such transaction, sale or combination); or

          (d) form, join or in any way participate in a group to take any actions otherwise prohibited by the terms of this Agreement.

          Section 5. LEGEND. Each WCAS Debenture and each certificate representing Conversion Shares shall conspicuously bear the following legend until such time as the shares represented thereby are no longer subject to the provisions hereof:

                  THIS SECURITY MAY NOT BE TRANSFERRED, SOLD,
                  ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE
                  DISPOSED OF UNLESS SUCH TRANSFER, SALE,
                  ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER

                  DISPOSITION COMPLIES WITH THE PROVISIONS OF THE STOCKHOLDERS AGREEMENT DATED AS OF AUGUST 31, 1999 BETWEEN QUORUM HEALTH GROUP, INC. AND THE STOCKHOLDER NAMED ON THE FACE HEREOF, A COPY
                  OF WHICH IS ON FILE WITH THE SECRETARY OF THE
                  CORPORATION.

          The Company covenants that it shall keep a copy of this Agreement on file at the address listed in Section 10 for the purpose of furnishing copies to the parties hereto.

          Section 6. DURATION OF AGREEMENT. This Agreement shall terminate upon the earliest to occur of (a) the sale, lease or transfer, whether direct or indirect, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, in one transaction or a series of related transactions, to any person or persons, or (b) with respect to any Stockholder, the date on which such Stockholder no longer beneficially owns any Debentures or Conversion Shares, or (c) the fifth anniversary of the date hereof.

          Section 7. HEADINGS. Headings of articles, sections and paragraphs of this Agreement are inserted for convenience of reference only and shall not affect the interpretation or be deemed to constitute a part hereof.

          Section 8. SEVERABILITY. In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein shall, for any reason, be held to be invalid, illegal or unenforceable, such illegality, invalidity or unenforceability shall not affect any other provisions of this Agreement; provided that in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the provision held to be invalid or unenforceable) that will be valid and enforceable and that will carry out the parties' intentions hereunder.

          Section 9. BENEFITS OF AGREEMENT. Nothing expressed by or mentioned in this Agreement is intended or shall be construed to give any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and permitted assigns.

          Section 10. NOTICES. Any notice or other communications required or permitted hereunder shall be deemed to be sufficient if contained in a written instrument delivered in person or by courier or duly sent by first class certified mail, postage prepaid, by nationally recognized courier, or by facsimile addressed to such party at the address or facsimile number set forth below:

                  (1) if to the Company, to it at:

                           Quorum Health Group, Inc.
                           103 Continental Place
                           Brentwood, Tennessee 37027
                           Attention: Ashby Q. Burks, Esq.
                           Fax:  (615) 371-4788

         with a copy to:

                           Fried, Frank, Harris, Shriver & Jacobson
                           One New York Plaza
                           New York, New York 10004
                           Attention: Jeffrey Bagner, Esq.
                           Fax:  (212) 859-4000

                  (2)  if to a Stockholder, to such Stockholder at:

                           Welsh, Carson, Anderson & Stowe
                           320 Park Avenue, Suite 2500
                           New York, New York 10022
                           Fax: (212) 893-9575

         with a copy to:

                           Reboul, MacMurray, Hewitt, Maynard & Kristol
                           45 Rockefeller Plaza
                           New York, New York  10111
                           Attention:  Robert A. Schwed, Esq.
                           Fax:  (212) 841-5725

or, in any case, at such other address or facsimile number as shall have been furnished in writing by such party to the other parties hereto. All such notices, requests, consents and other communications shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of mailing, on the fifth business day following the date of such mailing (c) in the case of delivery by overnight courier, on the business day following the date of delivery to such courier and (d) in the case of facsimile, when received.

          Section 10. MODIFICATION. Neither this Agreement nor any provision hereof may be modified, changed, discharged or terminated except by an instrument in writing signed by the parties hereto.

          Section 11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          Section 12. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflict of laws principles.

          Section 13. INJUNCTIVE RELIEF. Each of the parties hereto acknowledges that in the event of a breach by any of them of the provisions of this Agreement, the aggrieved party may be without an adequate remedy at law. Each of the parties therefore agrees that in the event of such a breach hereof, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach hereof. By seeking or obtaining any such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled.

          IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as a sealed instrument, all as of the day and year first above written.


                                    QUORUM HEALTH GROUP, INC.



                                    By:
                                       ------------------------
                                    Name:
                                    Title:


                                    WELSH, CARSON, ANDERSON &
                                       STOWE VIII, L.P.

                                    By WCAS VIII Associates LLC,
                                             General Partner


                                    By:
                                       ------------------------
                                           Managing Member

                                       John Almeida
                                       Bruce K. Anderson
                                       Russell L. Carson
                                       Eric J. Lee
                                       Anthony J. de Nicola
                                       D. Scott Mackesy
                                       Thomas E. McInerney
                                       Robert A. Minicucci
                                       Priscilla A. Newman
                                       Andrew M. Paul
                                       Paul B. Queally
                                       Rudolph E. Rupert
                                       Lawrence B. Sorrel
                                       Sanjay Swani
                                       Sean Traynor
                                       Laura M. VanBuren
                                       Patrick J. Welsh


                                       By:
                                       ------------------------
                                       Jonathan M. Rather,
                                       Individually and as Attorney-In-Fact

                                                                     SCHEDULE  I

                                  STOCKHOLDERS


Welsh, Carson, Anderson & Stowe VIII, L.P.
John Almeida
Bruce K. Anderson
Russell L. Carson
Anthony J. de Nicola
Eric J. Lee
Thomas E. McInerney
D. Scott Mackesy
Robert A. Minicucci
Priscilla A. Newman
Andrew M. Paul
Paul B. Queally
Jonathan M. Rather
Rudolph E. Rupert
Lawrence B. Sorrel
Sanjay Swani
Sean Traynor
Laura M. VanBuren
Patrick J. Welsh